[Heinz Logo]
WORLD HEADQUARTERS
P.O. Box 57
Pittsburg, Pennsylvania 15230-0057

August 18, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Mara L. Ransom, Esq.
Special Counsel, Office of Mergers & Acquisitions
Securities and Exchange Commission
Mail Stop 3628
100 F. Street, N.E.
Washington, DC 20549

Re:	H.J. Heinz Company –Definitive Additional Materials dated August 4,
2006. File No. 001-03385

Dear Ms. Ransom:

     This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated August 9, 2006 (the “Comment Letter”) regarding the above-referenced materials filed by H.J. Heinz Company on August 4, 2006.

     Set forth below are responses to the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter.

1.	Please provide us with copies of the reports to which you make reference in your various communications to shareholders, including the reports prepared by Taft-Hartley Advisory Services, Glass Lewis, Egan-Jones Proxy Services and Proxy Governance.

     In response to the Staff’s comment, please find the requested materials attached hereto as Annex A.

Definitive Additional Materials dated August 4, 2006

2.	We note that you have filed as soliciting materials a letter that is directed to “Fellow Heinz Shareholders” by CtW Investment Group “urg[ing] [shareholders] to vote [their] WHITE proxy card in favor of the 12 Heinz nominees.” Is this communication intended to be from you or CtW? Is CtW soliciting proxies on your behalf? Please advise.

     The letter referred to in the Staff’s comment (the “CtW Letter”, attached hereto as Annex B) was prepared, signed and disseminated to Heinz’ shareholders by CtW Investment Group, an association formed by seven labor unions and devoted to promoting worker interests, with no affiliation to Heinz. Heinz did not participate in the preparation of the CtW Letter, and did not ask CtW to issue or disseminate it. However, as we considered the support expressed in the CtW Letter helpful to us in making our case to our shareholders, we used the letter as solicitation material. While Heinz was aware that CtW had expressed support for the Heinz slate, and Heinz welcomed such support, CtW did not, to Heinz’ knowledge and belief, solicit proxies on Heinz’ behalf. We respectfully note that the CtW Letter included the following language in bold type on page 2 thereof:
“This is not a proxy solicitation and no proxy cards will be accepted. Please DO NOT send your proxy card to the CtW Investment Group.”

2

     We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (412) 456-6007 or George R. Bason, Jr. of Davis Polk & Wardwell at (212) 450-4340.

Very truly yours,

/s/ Theodore N. Bobby

Theodore N. Bobby
Senior Vice President and General
Counsel – H.J. Heinz Company

3

ANNEX A

Taft-Hartley Advisory Services
Publication Date : August 7, 2006

Company Info				H. J. Heinz Co.
Ticker	HNZ
Meeting	Proxy Contest August 16, 2006
Record Date	June 8, 2006			Recommendations - Taft-Hartley Policy
Incorporated	Pennsylvania			Item Code*		Proposal	Mgt. Rec.	T-H Rec.
Manufactures and markets processed food products (GICS:30202030 )						Management Proxy (White Card)
				1.1	M0201	Elect Director W.R. Johnson	FOR	FOR
				1.2	M0201	Elect Director C.E. Bunch	FOR	FOR
				1.3	M0201	Elect Director M.C. Choksi	FOR	FOR
				1.4	M0201	Elect Director L.S. Coleman, Jr.	FOR	FOR
Shareholder Returns				1.5	M0201	Elect Director P.H. Coors	FOR	FOR
	1yr%	3yr%	5yr%	1.6	M0201	Elect Director J.G. Drosdick	FOR	FOR
Company	16.47	15.14	6.89	1.7	M0201	Elect Director E.E. Holiday	FOR	FOR
S&P 500	4.91	14.39	0.54	1.8	M0201	Elect Director C. Kendle	FOR	FOR
GICS peers	15.07	17.60	11.51	1.9	M0201	Elect Director D.R. O'Hare	FOR	FOR
Annualized shareholder returns. Peer group is based on companies inside the same "Global Industry Classification Standard" code				1.10	M0201	Elect Director D.H. Reilley	FOR	FOR
				1.11	M0201	Elect Director L.C. Swann	FOR	FOR
				1.12	M0201	Elect Director T.J. Usher	FOR	FOR
				2	M0101	Ratify Auditors	FOR	AGAINST
Report Contents						Dissident Proxy (Gold Card)	Diss. Rec.	ISS Rec.
Proposals and recommendations Performance Summary Equity Capital Audit Summary Director Profiles Executive Compensation Proposals				1.1	M0225	Elect Director Nelson Peltz	FOR	Do Not Vote
				1.2	M0225	Elect Director Peter W. May	FOR	Do Not Vote
				1.3	M0225	Elect Director Edward P. Garden	FOR	Do Not Vote
				1.4	M0225	Elect Director Greg Norman	FOR	Do Not Vote
				1.5	M0225	Elect Director Michael F. Weinstein	FOR	Do Not Vote
				1.6	M0225	Elect Director William Johnson	FOR	Do Not Vote
				1.7	M0225	Elect Director Leonard S. Coleman	FOR	Do Not Vote
				1.8	M0225	Elect Director Edith E. Holiday	FOR	Do Not Vote
				1.9	M0225	Elect Director Candace Kendle	FOR	Do Not Vote
				1.10	M0225	Elect Director Dean R. O' Hare	FOR	Do Not Vote
				1.11	M0225	Elect Director Lynn C. Swann	FOR	Do Not Vote
				1.12	M0225	Elect Director Thomas J. Usher	FOR	Do Not Vote
				2	M0126	Amend Articles/Repeal Certain	FOR	Do Not Vote
Amendments to By-Laws
				3	M0101	Ratify Auditors	FOR	Do Not Vote
*S indicates shareholder proposal

This issuer may have purchased self-assessment tools and publications from ISS' Corporate Services division or the Corporate Services division may have provided advisory or analytical services to the issuer in connection with the proxies described in this report. No employee of ISS' Corporate Services division played a role in the preparation of this report. To inquire about any issuer's use of products and services from ISS' Corporate Services division, please email disclosure@issproxy.com.

Corporate Governance Profile

Governance Provisions:
•	The full board of directors is elected annually

•	Shareholders do not have cumulative voting rights in director elections

•	The positions of chairman and CEO are combined

•	The company does not have a poison pill in place

•	A supermajority vote of shareholders is required to amend certain provisions of the charter or bylaws

•	A supermajority vote of shareholders is required to approve certain types of mergers or business combinations

•	Shareholders may not act by written consent

•	Shareholders may not call special meetings

•	The board may amend the bylaws without shareholder approval

•	There is not a dual class capital structure in place

•	Executives are subject to stock ownership guidelines

•	Directors are subject to stock ownership guidelines

•	The company expenses stock option grants on its income statement

Non-Shareholder Approved Incentive Plans:
•	All stock-based incentive plans have been approved by shareholders

State Statutes:
•	The company is incorporated in a state with anti-takeover provisions

•	The company has opted out of the control share acquisition statute

•	The company has opted out of the state cash out statute

•	The company is subject to a freezeout provision

•	The company is subject to a fair price provision

•	The company is subject to a stakeholder law and the number of independent outside directors is greater than or equal to 75%

•	The company does not have a poison pill

Performance Summary

	1 year	3 year	5 year
Annualized Shareholder Returns - Company	16.47%	15.14%	6.89%
Annualized Shareholder Returns - S&P 500 Index	4.91%	14.39%	0.54%
Annualized Shareholder Returns - Company GICS peer group	15.07%	17.60%	11.51%

Equity Capital

Type	Votes per share	Issued
Common Stock	1.00	332,360,964
Third Cumulative Preferred Stock, $1.70 First Series	0.50	8,116

Ownership - Common Stock	Number of Shares	Percent of Class
Officers & Directors	8,027,610	2.42
Instituitions	238,601,936	71.79

Audit Summary

Accountants	PricewaterhouseCoopers LLP
Auditor Tenure	27 years
Audit Fees
Audit Fees :	$8,707,000.00
Audit-Related Fees:	$283,000.00
Tax Compliance/Preparation*:	$1,771,000.00
Other Fees:	$1,276,000.00
Percentage of total fees attributable to non-audit ("other") fees:	10.60%

* Note: Only includes tax compliance/tax return preparation fees. If the proxy disclosure does not indicate the nature of the tax services, those fees will appear in the "other" column.

Director Profiles

	Classification						Committee (C = chair, F= financial expert)
Nominees
Name	Company	ISS	Affiliation	Term Ends	Tenure	Age	Audit	Comp	Nom	Outside Boards	Outside CEO
Dennis H. Reilley	Independent	Independent		2007	NEW	53		Ö	Ö	2	Ö
		Outsider
John G. rosdick	Independent	Independent		2007	NEW	62	Ö			2
		Outsider
Peter H. Coors	Independent	Independent		2007	5	59		C	Ö	2
		Outsider
Mary C. Choksi	Independent	Independent		2007	8	55	Ö			0
		Outsider
Charles E. Bunch	Independent	Independent		2007	3	57	Ö	Ö		1	Ö
		Outsider
Dissident Nominees
Name	Company	ISS	Affiliation	Term Ends	Tenure	Age	Audit	Comp	Nom	Outside Boards	Outside CEO
Nelson Peltz	N/D	Independent		2007	NEW	63				2	Ö
		Outsider
Peter W. May	N/D	Independent		2007	NEW	63				2
		Outsider
Edward P. Garden	N/D	Independent		2007	NEW	45				1
		Outsider
Greg Norman	N/D	Independent		2007	NEW	51				0
		Outsider
Michael F.	N/D	Independent		2007	NEW	57				0
Weinstein		Outsider
Thomas J. Usher [1]	Independent	Independent		2007	6	63		Ö	C	3
		Outsider
Lynn C. Swann	Independent	Independent		2007	3	54			Ö	0
		Outsider
Dean R. O'Hare	Independent	Independent		2007	6	64	C F	Ö		2
		Outsider
Candace Kendle	Independent	Independent		2007	8	59	Ö		Ö	1	Ö
		Outsider
Edith E. Holiday [2]	Independent	Affiliated Outsider		2007	12	54		Ö	Ö	5
Leonard S.	Independent	Independent		2007	8	57	Ö		Ö	5
Coleman, Jr.		Outsider
William R.	Not	Insider	CEO/Chair	2007	13	57				0
Johnson	Independent

Notes
1 . Thomas J. Usher, chairman of the Corporate Governance Committee, is the presiding director for the executive sessions of the board. Source: H.J. Heinz Company, most recent Proxy Statement, p. 13.
2 . Taft-Hartley Advisory Services considers directors who have served on the board continually for a period exceeding 10 years to be affiliated outsiders.

Summary Information
Average age	57
Average tenure	4
Average outside boards per director	1.6
Percent of directors who have attended an ISS Accredited Program	59%
Percent of directors who are outside CEOs	24%
Directors with less than 75% attendance
Directors who do not own company stock

Independence
	Number of Directors	Number of Insiders	Number of Affiliated	Percent Independent
Board	17	1	1	88%
Audit	6	0	0	100%
Compensation	6	0	1	83%
Nominating	7	0	1	86%

Executive Compensation

Total direct compensation (TDC)
This chart shows the comparison of total
direct compensation for the company's CEO
and the median of a peer group [1]. Year over
year comparison is shown for the company,
if available. If the CEO is a new hire, year
over year comparison will not be available.
Total direct compensation is the sum of
cash and equity compensation as disclosed
in the most recent available proxy
statement.

Total Long-term Incentives ($'000s)
This chart shows the breakout of the types
of long-term incentives received (stock
options, restricted stock and long-term
incentive plan(LTIP) payouts) by the CEO
for the company and the median of a peer
group [1]. Year over year comparison is
shown for the company, if available.

Cash Compensation (Base + Bonus)
($'000s)
This chart shows the comparison of total
cash compensation for the company's CEO
and the median of a peer group [1]. Year over
year comparison is shown for the company,
if available. Total cash compensation is the
sum of base salary and bonus as disclosed
in the most recent proxy statement.

Change in Total Direct Compensation vs. Fiscal Year Shareholder Returns
	% change in TDC(2006-2005)	1-yr TSR (%)	3-yr TSR (%)
JOHNSON,W. (HNZ)	-1.34	15.90	14.57
Peer Group (Average)	-16.77	5.65	14.31
Notes:

Footnote 1- ISS's methodology for selecting the peer group of 12 companies is based on the six-digit Global Industry Classification Standard (GICS) and the fiscal year revenue closest to the company. The peer group does not represent the financial or compensation peer groups that may be disclosed in the company's proxy statement. The peer group also does not represent the companies used in the ISS binomial compensation model. References made to the peer group of 12 companies are only relevant to this page. GICS represents the global industry classification standard indices developed by Standard & Poor's and Morgan Stanley Capital International.
Source:Equilar

Note

The company has two types of voting stock: common stock and Third Cumulative preferred stock, $1.70 First Series. Each share of common stock and preferred stock, entitles its holder to one vote and one-half of a vote, respectively.

Proposals

Management Proxy (White Card)

Items 1.1-1.12: Elect Director W.R. Johnson	FOR

Introduction

In forming this analysis and recommendation, Taft-Hartley Advisory Services met with several stakeholders of Heinz. We met in-person with representatives from both the Heinz board and Trian Partners at ISS; attended the institutional shareholder forum in Washington, DC on July 20th sponsored by the CTW Investment Group, the pension investment arm of the Change to Win alliance which is composed of seven unions; spoke with representatives from the AFL-CIO’s Office of Investment; and spoke with a number of union and public pension funds.

I) BACKGROUND

The Trian Group

Trian Fund Management is a self-described operational activist money management firm in New York founded by billionaire Nelson Peltz. Trian began buying shares of HNZ on February 7, 2006 and estimates that its weighted average cost basis is approximately $36.90 per share. Trian says that it is not a “hedge fund” but more akin to a private equity/LBO firm that operates in the public domain. Its approach is to focus on the income statement of underperforming companies by identifying operational inefficiencies and improving capital allocation decision-making. It is currently the second largest single shareholder of Heinz with an investment of approximately $750 million.

The dissident slate is seeking the election of five nominees to the 12-member board, or 42% of the current board. The nominees include: Nelson Peltz, CEO and founding partner of Trian and Chairman/CEO of Triarc; Peter May, President and founding partner of Trian, President and COO of Triarc; Ed Garden, senior portfolio manager at Trian and son-in-law to Mr. Peltz's; Greg Norman, entrepreneur, consumer marketing and international expertise, and CEO of Great White Shark Enterprises; and Mike Weinstein, consumer marketing expertise and former CEO of Snapple.

Dissident’s Critique of Management

The Trian Group believes Heinz has great brands and carries tremendous consumer identification, but that the company has failed to properly build those brands (the company’s portfolio of leading brands currently includes Ore-Ida, Smart Ones, Lea & Perrins, HP, Classico, Plasmon and others). The dissidents believe “great brands define markets” and they say the company has missed the boat on doing just that. Trian believes management has poorly executed, especially in the areas of product innovation and consumer marketing. The dissidents’ platform is based on three beliefs: 1) underperformance of the current management team; 2) lack of credibility of the management team on Wall Street; and 3) need for shareholder voice on the board.

The dissidents repeatedly highlight the fact that since Mr. Johnson became CEO of the company on April 30, 1998 until February 3, 2006 – the day prior to activist rumors arose in the market – the price of Heinz shares has fallen from $54.50 to $33.70. Trian also cites the underperformance of Heinz against the S&P 500 and the Large- and Mid-Cap Food Indexes over the past eight-, five- and three-year periods.

Trian notes that the company's EPS has declined from $2.36 in FY02 to $1.89 in FY2006, during a period of time the company claims to have performed well. The dissidents also note the company has invested over $3 billion from FY99 to FY06 without a concomitant rise in shareholder value. Trian also cites five prior company plans that promised specific revenue and cost cutting goals that subsequently were not achieved as evidence that Heinz has a habit of over-promising and under-delivering.

The heart of the dissident’s critique involves the following three areas:

Consumer Advertising: Dissidents cite the fact that the company spent only $148 million of SG&A on worldwide marketing in FY2006 (or 1.7% of net revenue), which is well below the peer group. In contrast, the company spent $1.9 billion in deals & allowances (D&A) over the same period. Trian believes the current state of affairs can be explained partially by the company's continual underinvestment in consumer advertising. The dissidents believe that ad spend as a percentage of revenue should be increased from 1.7% (current level) to as much as 6%. The dissidents intend to use $300 million in D&A cuts to do this.

SG&A: The dissidents point out that SG&A – both in total dollar terms and as a percentage of net revenue –has increased dramatically while net revenue has steadily declined, despite the fact that the company has become less complex. Although in line with its peers, the company’s peers generally have higher EBITDA margins and spend more on advertising, which would justify the SG&A spend.

M&A Track Record: Trian believes management’s track record in the M&A arena has been abysmal, and cites the “underselling” of the Weight Watchers and Earth's Best brands to back up this claim. The dissidents wonder why the company did not just follow the Del Monte approach by spinning it off to shareholders in the form of a special dividend. The dissidents are concerned that the company will repeat the blunders of the past with Plasmon, one of its most valuable brands. With regard to Plasmon, Trian believes that the company needs to do one of two things; either try to grow or maintain Plasmon's market share with added investment or sell it now before the brand diminishes any further.

The Trian Platform for Reform

The Trian Group has offered shareholders its own action plan of reform. Trian has pointed out all along that the company issued its own strategic plan a mere nine days after Trian went public with its plan, implying that the company is simply co-opting the dissidents plan which they say explains the similarity between the two versions. Specifically, the dissident’s action plan consists of the following:

1) Reduction in annual costs by at least $575 million;

2) Reduction in D&A by $300 million over time and the reinvestment of those savings into consumer marketing and product innovation;

3) Increase the company’s profitability by focusing on key brands and geographies;

4) Return capital to shareholders through increased share repurchases and maintaining the target dividend payout ratio at 60%.

The company has an annually elected board, with all 12 seats up for election on August 16. If the dissidents win, they will control 42% of the board as presently constituted. However, Heinz recently publicly committed to add two new independent directors which would bring the total number of directors to 14. Assuming a 14-member board is formed after the election, if Trian wins all five of the contested seats the dissidents would then control only 36% of the board.

Management’s Rebuttal

The Heinz board refutes the dissidents’ criticism by arguing that the board has already approved a comprehensive strategic vision for the company and is well underway in executing that strategic plan. In addition, the board points out that the dissidents did not go public with its “alternative” plan until after meeting with management, which they say, demonstrates that many of the core recommendations contained in their plan were derived from the company’s plan which they use to explain the overlap between the two versions. The board says management is in the process of executing on the original strategic plan launched in 2002 and believes the company is now well positioned for the future. The company’s strategic plan primarily pivots around refocusing its energy on three “core” businesses and divesting $3 billion in “non-core” revenue. The board and management hold claim to the title of “operational activists” and say they do not need Mr. Peltz, and the baggage that he brings, to serve in that role on this board.

Throughout this proxy fight, the board has repeatedly proclaimed that it intends to hold management, and especially Mr. Johnson, fully accountable for executing on its plan. The company further states that the dissident plan is flawed, unrealistic and too risky and would not improve the company's prospects. The board says the Trian plan will cripple Heinz and that the company's plan is suitably aggressive but more prudent for the long-term growth and success. Moreover, the board has said it is open to suggestions and advice from its shareholders and will carefully consider all available possibilities to maximize shareholder value.

Heinz argues that it has outperformed its peers since 2003 (the beginning of the implementation of its "three core category" strategy following the successful spin-off of Del Monte). From December 20, 2002 to February 3, 2006 (prior to rumors of activist involvement), the company achieved a TSR of 18.9% vs. 16.0% for the S&P 500 Food Products Index. The company also points out that the dissidents ignore dividends paid and the Del Monte spin-off when portraying HNZ total shareholder returns.

The board readily admits that during 1998-2001, the company failed to put “enough points on the board” but that 2002-2006 has been a period of strong execution. From FY2002 to FY2006, the company notes positive performance as evidenced by the following performance trends:

*Top-line growth: CAGR of 6.3%;

*Sales: Achieved $450 million in productivity gains (offset by inflation);

*SG&A: Maintained 21.2% of sales, lower than peer group average;

*Income: Operating income from continuing operations (excluding special items) grew from $1.2 billion in FY2003 to $1.4 billion in FY2006;

*EPS: CAGR of 7.4% from FY2003-FY2005 and 10% projected for FY2006-2008;

*EBITDA: Margin of 15.4% (based on continuing operations excluding special items) is in line with the 15.7% margin of its peers;

*Operating Free Cash Flow: OFCF as a percentage of sales during the past three years ranked third out of 11 companies in the peer group;

*Market Share: US ketchup market share reached 60% plus in 2006, a company record;

*Shareholder Value Creation: Returned $4.2 billion to shareholders in the Del Monte spin-off, annual dividends and share repurchases.

The company points to the recent positive fiscal first quarter as additional evidence that its plan is working. In addition, the company notes that under its current plan it expects to achieve additional progress, including:

*Improvement in gross margins of more than 100 bps in FY2007;

*Increase in marketing spend of 18.7% in FY2007; and

* Increase in emerging market revenues.

The company explains its negative EPS trend as the result of the Del Monte spin-off and the sale of non-core businesses. With the completion of the Del-Monte spin-off in FY2003 and other non-core divestitures in FY2006, the company says it will be able to avoid special accounting charges in the future. The board claims that it has completed all material divestitures, and related special charges, and expects a 10% compound annual growth rate (CAGR) EPS growth from FY2006 to FY2008E as a result of this downsizing strategy.

In sum, the company fears that if elected the dissidents would be so disruptive to the board that some incumbent directors would be compelled to leave. The board believes that Mr. Peltz's goal is to drive turnover on the board and exert a controlling influence on the company without paying a premium to shareholders. The company calls Mr. Peltz a “renter” not an “owner” because he has owned HNZ stock for just five months.

The incumbent board believes that since 2003, it has done the same thing an operational activist would have done by divesting $3 billion in non-core assets, reducing the cash conversion cycle, hiring new key personnel and returning $4.2 billion in value to shareholders. The board expresses frustration at Trian's timing, believing that after all the hard grunt work has been done, the dissidents waltz in and seek to benefit from the upside that is already in the pipeline.

Analysis of Heinz Performance

Looking back five years, it becomes clear that Heinz management has struggled to deliver consistent value to shareholders. The company’s Return on Equity (ROE) has fallen in each of the last five years, from 48.5% in 2002 down to 21.6% in 2006. Likewise, the company’s Return on Assets (ROA) has also had a corresponding decrease from 8.1% in 2002 to 4.5% in 2006. Many of the major operational metrics confirm the story behind the company’s below industry average ROE and ROA. The company’s revenue is down from $9.43 billion in 2002 to $8.64 billion in 2006 (pro-forma); EBITDA has fallen from $1.91 billion in 2002 to $1.61 billion in 2006 (pro-forma). Over the past five years, 2003 stands out as a particularly challenging year; the company generated only $1.58 billion of EBITDA on $8.24 billion of revenue. Moreover, in 2003 Heinz’s EPS (from operations) was a meager $2.04, well below the company’s 5-year average EPS of $2.25.

Since 2002, Heinz’s share price has followed in-step with the company’s declining operational performance. On a 1-, 3-, and 5-year basis (2003-2005 calendar years), it appears the company has underperformed its peers (this peer group includes the nine companies cited in by both management and dissident materials which are Campbell Soup, ConAgra, General Mills, Hershey, Kellogg, Kraft Foods, McCormick, Sara Lee and Wrigleys). A further breakdown of the past three years shows the following: the average 1-year TSR for this peer group of nine companies was negative 8.37% as compared to Heinz 1-year TSR of negative 10.57%; the peer group had an average positive return of 10.14% for 2-year TSR while the company had negative .9%; and for 3-year TSR the peer group had a positive 18.06% and Heinz had 11.27% .

While it is hard to argue with the claim that the management of Heinz is underperforming its peers and has struggled to deliver consistent value to shareholders over the past few years, it is important to point out that the company is not a dramatic outlier with regard to share price performance among the nine companies used in the above comparison. In fact, three companies in this group (ConAgra, Kraft Foods and Sara Lee) have performed far worse than Heinz over the past three years. It is true that the company, via the board, must be held accountable for its sub-par underperformance. However, we believe the dissidents have overplayed their hand with regard to their critique of the company’s stock price performance. In omitting annual dividends paid to shareholders – along with the special dividend associated with the Del Monte spin-off in 2002 – and focusing primarily on the company’s actual share price decline from $54.50 (in 1998) to 33.70 (2006 pre-announcement) in their presentation, the dissidents have presented a performance critique that is a bit disingenuous for shareholders that have owned HNZ stock throughout this period.

Executive Compensation at Heinz & Triarc

In 2004 and 2005 Heinz’s CEO, William R. Johnson, received a total direct compensation package that was in-line with both the peer group average (consisting of the nine companies cited by both management and the dissident group) as well as the company’s stock price performance. For FY2004, the average total direct compensation (TDC) of CEOs within this peer group was $9,870,035 and the median compensation package was $10,104,846. For FY2005, the average TDC was $8,084,694 and the median package was $8,212,037. Over the same time periods, Heinz provided Mr. Johnson a total direct compensation package of $9,641,083 in 2004 (4.6% less than the median peer group CEO pay package), and $6,930,075 in 2005 (15.6% less that the median peer group CEO pay package).

It is worth noting that Heinz decreased Mr. Johnson’s compensation package between 2004 and 2005 by a greater amount than the median peer group. Mr. Johnson received a pay package in 2005 that was 28.1% less than he received in 2004, while the median peer group CEO received a pay package in 2005 that was 18.7% less than they received in 2004. In addition, Mr. Johnson’s compensation package decreased by a greater amount than the company’s stock price decline of 10.57% in 2005. This suggests that the board’s executive compensation practices bare some resemblance to the company’s actual shareholder returns.

In contrast, Triarc Companies, Inc. have established a historical precedent of excessively compensating their CEO and senior management. Nelson Peltz, Triarc’s CEO and Chairman, has been paid handsomely in relation to the shareholder returns his company has generated as judged against the company’s peer group.

For FY2005, Triarc provided Mr. Peltz a total direct compensation package of $39,235,000 which was 1,233% greater than the average peer group CEO pay package of $2,943,000. For 2005, Triarc’s stock price increased by 23.82% while the average peer group company’s stock price increased by 26.40%, an appreciation that was 2.58% less than that generated by Triarc’s peer group.

II) ANALYSIS & RECOMMENDATION

A) Long-term Value Creation vs. Short-term Risk

We are concerned that Trian’s aggressive $1.8 billion stock repurchase plan is likely to further erode Heinz’s investment grade rating, which has already suffered given management’s recent adoption of its own less aggressive share repurchase plan. We believe Trian’s debt strategy, while potentially viable in the short-term, may be deleterious to long-term shareholders due to the risk of higher capital costs associated with a weaker credit worthiness rating. This divergence between projected near-term gains vis-à-vis the longer-term perspective raises a red flag in our opinion.

Furthermore, in addition to further leveraging Heinz to accelerate share repurchases, Trian also plans to maintain the dividend payout ratio at 60%. Given Heinz’s current risk profile and the adverse implications the aggressive stock repurchase course of action could have on the company’s future ability to raise capital, we again question the prudence of assuming additional debt to finance short-term shareholder payouts at the expense of and to the potential detriment of long-term Heinz shareholders.

The dissidents, in our opinion, have not satisfactorily addressed concerns around their high appetite for risk and ostensibly short-term investment horizon. History has demonstrated that pension funds and other long-term investors can loose millions of dollars in shareholder value from the adoption of risky business strategies and needlessly aggressive practices that only serve to benefit those seeking windfalls from near-term share price appreciation without regard to the promotion of shareholder value in the long run. Our concern here is that the dissidents have not persuasively demonstrated that if elected, they will pursue strategies favorable not just to Trian, but to the best interests of all long-term shareholders. Indeed, the dissidents own lackluster track record with regards to corporate governance at Triarc bares this out.

We do not feel that the incumbent plan increases the company’s risk profile and believe that the Heinz strategy does in fact position the company for improved performance going forward, as evidenced by the recent positive first quarter results.

B) Is Trian’s Plan Credible and Realistic?

In examining aspects of the dissidents’ proposed plan, we believe Trian’s extremely aggressive cost reduction strategies carry the substantial risk of failed execution. We agree with the company’s position that its SG&A to net sales ratio is within industry norms and is in fact lower than the peer group average, and that excessively aggressive cut-backs to this segment without a clear need could hurt the company and its long-term shareholders.

Heinz makes the case that Trian’s $400 million target cannot be taken out of G&A because there isn't $400 million in labor/benefit G&A expenses be cut. However, the Heinz board has acceded to Trian’s assertion that restoring the company’s SG&A costs back to 2001 levels is tantamount to achieving savings in line with what the dissidents’ plan proposes, and states that there’s no reason why the company cannot downshift to the 2001 state.

In addition to Heinz’s current cost saving strategies, we feel that the divestures by Heinz of non-core business segments have resulted in a more focused and less complex company that is likely to realize the cost and other benefits of these transactions.

In their critique, the dissidents point out that Heinz adopted its own plan just nine days following Trian’s announcement of their plan. Heinz believes that Trian has offered nothing new, and has simply copied the company's plan, and defends the late disclosure of its plan by stating that it did not want to rile customers and employers with news of big cuts. The board argues that the dissidents forced its hand. The company admits they may have been less than transparent historically, but promise to be more forthcoming on strategic direction going forward.

C) Positive Governance Changes at Heinz

We note that the company has made a number of positive corporate governance reforms. According to Heinz, the company has rotated out 17 of 19 board members since 1997, going from 10 insider directors and 9 independent directors in 1997 to just one insider board member out of the current 12-member board. This fact undercuts the dissidents’ attempts to hold the incumbent directors accountable for legacy issues in the past.

Additionally, as a result of the board’s engagement with CalPERS, the company has publicly committed to adopting a number of provisions that enhance corporate governance and accountability to shareholders. These governance improvements include the adoption of a majority vote standard for the election of directors, a recommendation to reduce supermajority vote requirements from 80% to 60%, shareholder ratification of any rights plans within a year of adoption, regular meetings between shareholders and board directors, and the addition of two new independent directors to the board. As part of the commitment to expand the board with two new independent board members, the Heinz board – in collaboration with the CtW Investment Group and other institutional shareholders – has recently engaged the services of top-tier executive search firm Spencer Stuart to recruit the two additional directors.

The company hired Spencer Stuart to find qualified candidates with expertise in the consumer packaged goods or food service industries as well as candidates with significant international experience in an effort to fortify areas that the board may have lacked strong representation in and which are integral to the company’s strategy going forward. As part of the process to upgrade the board’s talent pool, Heinz also recently added independent CEO directors John G. Drosdick and Dennis H. Reilley, to the board. The board should be commended for engaging several institutions regarding their director recruitment effort in recent weeks.

D) Heinz: Finding Religion, With a Little Help

We acknowledge that engagement by Trian has probably catalyzed a revitalized focus on Heinz’s strategic direction going forward and has heightened awareness among shareholders on the company’s performance, governance and other important strategic imperatives. As previously mentioned, engagement by other Heinz shareholders such as CalPERS and the CtW Investment Group have also precipitated positive changes at Heinz. That said, we do not believe the dissidents have met the requisite burden of proof for why they should be granted board seats, as they have not made substantively compelling arguments for why their plan trumps the incumbent’s strategy to deliver shareholder value in the long run. Since there is little difference in the way of substance between the two plans, it is difficult to place strong emphasis on either of them in forming a view.

While Trian’s nominees do have impressive careers and track records, the dissidents do not come without baggage. The Heinz board feels that careful consideration should be given when granting a shareholder a voice at the board, and that board seats should not be awarded merely for the sake of major-shareholder representation on the board. We agree with this assessment. In contrast to Heinz’s moves towards improved governance practices, the Trian dissidents do not appear to have the same level of commitment when it comes to director independence and accountability. In response to a question regarding the independence of Trian nominees, Mr. Peltz indicated that he did not believe director conflicts mattered so long as the share price rose strongly.

The low ISS Corporate Governance Quotient (CGQ) score at The Triac Companies underscores what many consider to be a backbench approach to good corporate governance practices by Mr. Peltz and his nominees. The Triac Companies CGQ score was better than only 19.6% of the universe of companies in the S&P 600 index, and Triac outperformed 55.1% of the companies in the Consumer Services group. In sharp contrast, The H. J. Heinz Company had a far higher CGQ score, outranking 95.1% of the S&P 500 index and outperforming 99.1% of the Food Beverage & Tobacco companies.

Further demonstrating Triarc’s diametrical approach to the advancement of positive corporate governance, specifically on director independence, we note that Taft-Hartley Advisory Services recommended a WITHHOLD vote for 10 out of 12 director nominees at Triac Companies this year, including Messrs. Peltz, May and Garden, for lack of a two-thirds majority independent board and the presence of non-independent directors on key board committees.

In our evaluation of corporate governance practices by both incumbent and dissident slates, we believe that by instituting stronger governance reforms, the Heinz board has demonstrated a superior approach to ameliorating corporate governance at the company going forward. Given the dissidents’ poor governance track record, we feel that the commitment to enduring corporate governance at the company is best exemplified not by the Trian dissidents, but by the current Heinz board.

Conclusion

In summary, the Trian group has raised very valid issues during its contest for five seats on the Heinz board. The dissident group, led by Mr. Peltz, has presented Heinz shareholders a reasonably persuasive critique of management’s operational failures over the past three to five years. After hearing the evidence against Heinz management, it is reasonable to conclude that a change in direction is needed.

The question for shareholders at this juncture is not whether some change is required; rather, the dilemma for shareholders in assessing this proxy fight hinges around whether this change should take place on the margins or whether it must happen at the core. In our view, bestowing five seats to the Peltz slate – and consequently voting against five of the current management nominees – would signify a dramatic shift in the boardroom which would, in turn, likely manifest itself down throughout senior management and deep into the Heinz organization. We believe a major shake-up is premature at this stage given the company’s historical track record, recently adopted reforms and willingness to engage shareholders.

If one is convinced that some change is necessary, the paramount questions then become what is the best method for actualizing this change and who is best qualified to execute on reversing the company’s present course. It is our belief that clearly some change would be beneficial at this company. Indeed, shareholders have already witnessed recent positive changes in the company’s governance and operational focus which bodes well for things to come. The board has demonstrated appropriate leadership and shown that it is willing to actively engage shareholders on various fronts. There is no question that management and the board are now on the same page and have made significant strides to the benefit of shareholders. And while it must be recognized that much of the recent governance changes and management’s recently announced strategic plan likely arose from the intervention of the Trian Group, the end result for shareholders has nonetheless been a net positive.

The Trian Group should be commended for its engagement and desire to hold management accountable to its owners. Nevertheless, awarding an outside dissident group with board seats as a reward for already agreed upon reforms is a steep price to pay for long-term investors. Pension funds, as long-term owners with a multi-year investment horizon, must balance the perceived need and proposed benefit of near-term change by several factors, including the credibility of the dissident’s strategic plan, potential for disruption and acrimony in the boardroom, and higher risk profile.

Perhaps most importantly, pension funds must consider the track record, investment objectives and exit strategy of the Trian group regarding its investment in Heinz and must be comfortable that Trian’s objectives are more or less aligned with other long-term shareholders. We do not believe this standard has been met. The dissidents have neither succeeded in putting forward a compelling alternative vision for the company nor have they demonstrated a commitment to corporate governance best practices necessary to protect the interests of all shareholders. The lack of independence of the proposed dissident slate coupled with their historically poor governance record at Triarc, including high executive compensation, supports this point. Even if one concedes that the Trian Group was the primary catalyst in refocusing management on improving operational results, we remain unconvinced that the Peltz-sponsored dissident slate has earned the price of admission onto the Heinz board.

Based on the aforementioned factors and considerations, we do not believe the dissidents have met the burden of proof that necessitates their election to this board at this present time.

Vote FOR Items 1.1-1.12.	Taft-Hartley Policy

Item 2: Ratify Auditors	AGAINST

The board recommends that PricewaterhouseCoopers LLP be approved as the company's independent accounting firm for the coming year. Note that the auditor's report contained in the annual report is unqualified, meaning that in the opinion of the auditor, the company's financial statements are fairly presented in accordance with generally accepted accounting principles.

The ratification of auditors is no longer a routine item. Accounting scandals at companies underscore the need to ensure auditor independence in the face of selling consulting services to audit clients. The outside auditing process is the backbone upon which the financial health of a company is measured. To maintain the integrity of the auditing process, the independence of an outside auditor is absolutely essential for rendering objective opinions upon which investors then rely.

We do not support this item. The company has retained the same audit firm in excess of seven years. We believe mandatory auditor rotation is an effective mechanism for mitigating the potential risks borne by long-term auditor-client relationships, and is a safeguard against improper audits. Taft-Hartley Advisory Services does not support the ratification of an auditor if their tenure at a company exceeds seven years.

Vote AGAINST Item 2.	Taft-Hartley Policy

Dissident Proxy (Gold Card)

Item 1.1: Elect Director Nelson Peltz	DO NOT VOTE

Do Not Vote Item 1.1.	Taft-Hartley Policy

Item 1.2: Elect Director Peter W. May	DO NOT VOTE

Do Not Vote Item 1.2.	Taft-Hartley Policy

Item 1.3: Elect Director Edward P. Garden	DO NOT VOTE

Do Not Vote Item 1.3.	Taft-Hartley Policy

Item 1.4: Elect Director Greg Norman	DO NOT VOTE

Do Not Vote Item 1.4.	Taft-Hartley Policy

Item 1.5: Elect Director Michael F. Weinstein	DO NOT VOTE

Do Not Vote Item 1.5.	Taft-Hartley Policy

Item 1.6: Elect Director William Johnson	DO NOT VOTE

Do Not Vote Item 1.6.	Taft-Hartley Policy

Item 1.7: Elect Director Leonard S. Coleman	DO NOT VOTE

Do Not Vote Item 1.7.	Taft-Hartley Policy

Item 1.8: Elect Director Edith E. Holiday	DO NOT VOTE

Do Not Vote Item 1.8.	Taft-Hartley Policy

Item 1.9: Elect Director Candace Kendle	DO NOT VOTE

Do Not Vote Item 1.9.	Taft-Hartley Policy

Item 1.10: Elect Director Dean R. O' Hare	DO NOT VOTE

Do Not Vote Item 1.10.	Taft-Hartley Policy

Item 1.11: Elect Director Lynn C. Swann	DO NOT VOTE

Do Not Vote Item 1.11.	Taft-Hartley Policy

Item 1.12: Elect Director Thomas J. Usher	DO NOT VOTE

Do Not Vote Item 1.12.	Taft-Hartley Policy

Item 2: Amend Articles/Repeal Certain Amendments to By-	DO NOT VOTE
Laws

Do Not Vote Item 2.	Taft-Hartley Policy

Item 3: Ratify Auditors	DO NOT VOTE

Do Not Vote Item 3.	Taft-Hartley Policy

Additional Information and Instructions

H. J. Heinz Co.
600 GRANT ST
P O BOX 57
PITTSBURGH PA 15219
4124565700

Shareholder Proposal Deadline: March 5, 2007
Solicitor: Mackenzie Partners, Inc.

Security ID:2419240 (SEDOL), 423074103 (CUSIP), 4420820 (SEDOL), US4230741039 (ISIN)

This proxy analysis and vote recommendation have not been submitted to, nor received approval from, the United States Securities and Exchange Commission or any other regulatory body. While ISS exercised due care in compiling this analysis, we make no warranty, express or implied, regarding the accuracy, completeness, or usefulness of this information and assume no liability with respect to the consequences of relying on this information for investment or other purposes. In particular, the research and voting recommendations provided are not intended to constitute an offer, solicitation or advice to buy or sell securities.

This issuer may be a client of ISS or the parent of, or affiliated with, a client of ISS. Neither the issuer, nor any of its subsidiaries or affiliates, played any role in preparing this report.

Two of ISS' stockholders, Warburg Pincus Private Equity VIII, L.P. and Hermes USA Investors Venture, L.L.C., are institutional investors whose business activities include making equity and debt investments in public and privately-held companies. As a result, from time to time one or more of ISS' stockholders or their affiliates (or their representatives who serve on ISS' Board of Directors) may hold securities, serve on the board of directors and/or have the right to nominate representatives to the board of a company which is the subject of one of ISS' proxy analyses and vote recommendations. We have established policies and procedures to restrict the involvement of ISS' non-management stockholders, their affiliates and board members in the editorial content of our analyses and vote recommendations.

Institutional Shareholder Services Europe SA ("ISS Europe") is a wholly-owned subsidiary of ISS. Jean-Nicolas Caprasse, the managing director of ISS Europe, is a non-executive partner of Deminor International SCRL ("International"), a company which provides active engagement and other advisory services to shareholders of both listed and non-listed companies. As a result, International may be providing engagement services to shareholders of a company which is the subject of one of our analyses or recommendations or otherwise working on behalf of shareholders with respect to such a company. As a non-executive partner of International, Mr. Caprasse is not involved in the engagement and other services provided to the clients of International. International has no role in the formulation of the research policies, reports and vote recommendations prepared by ISS or ISS Europe. Mr. Caprasse will benefit financially from the success of International's business in proportion to his partnership interest.

Neither ISS' non-management stockholders, their affiliates nor ISS' non-management board members are informed of the contents of any of our analyses or recommendations prior to their publication or dissemination.

H. J. Heinz Co.
August 7, 2006

© 2006, Institutional Shareholder Services Inc. All Rights Reserved. The information contained in this ISS Proxy Analysis may not be republished, broadcast, or redistributed without the prior written consent of Institutional Shareholder Services Inc.

Taft-Hartley Advisory Services
Publication Date : August 7, 2006

Company Info				H. J. Heinz Co.

Ticker	HNZ

Meeting	Proxy Contest
	August 16, 2006			Recommendations - Taft-Hartley Policy

Record Date	June 8, 2006

Incorporated	Pennsylvania			Item Code*		Proposal	Mgt.	T-H Rec.	VOTED
Rec.
Manufactures and markets processed food products (GICS:30202030 )
Management Proxy (White Card)

Shares Held				1.1	M0201	Elect Director W.R. Johnson	FOR	FOR
on Record				1.2	M0201	Elect Director C.E. Bunch	FOR	FOR
Date				1.3	M0201	Elect Director M.C. Choksi	FOR	FOR
				1.4	M0201	Elect Director L.S. Coleman, Jr.	FOR	FOR
Shares				1.5	M0201	Elect Director P.H. Coors	FOR	FOR
Voted				1.6	M0201	Elect Director J.G. Drosdick	FOR	FOR
				1.7	M0201	Elect Director E.E. Holiday	FOR	FOR
Date Voted				1.8	M0201	Elect Director C. Kendle	FOR	FOR
				1.9	M0201	Elect Director D.R. O'Hare	FOR	FOR
				1.10	M0201	Elect Director D.H. Reilley	FOR	FOR
Shareholder Returns				1.11	M0201	Elect Director L.C. Swann	FOR	FOR
	1yr%	3yr%	5yr%	1.12	M0201	Elect Director T.J. Usher	FOR	FOR
				2	M0101	Ratify Auditors	FOR AGAINST
Company	16.47	15.14	6.89			Dissident Proxy (Gold Card)	Diss.	ISS Rec.	VOTED
Rec.
S&P 500	4.91	14.39	0.54	1.1	M0225	Elect Director Nelson Peltz	FOR	Do Not
Vote
GICS	15.07	17.60	11.51	1.2	M0225	Elect Director Peter W. May	FOR	Do Not
peers								Vote
				1.3	M0225	Elect Director Edward P. Garden	FOR	Do Not
Annualized shareholder returns. Peer group is based on companies inside the same "General Industry Classification System" code								Vote
				1.4	M0225	Elect Director Greg Norman	FOR	Do Not
Vote
				1.5	M0225	Elect Director Michael F. Weinstein	FOR	Do Not
Vote
				1.6	M0225	Elect Director William Johnson	FOR	Do Not
Vote
				1.7	M0225	Elect Director Leonard S. Coleman	FOR	Do Not
Vote
				1.8	M0225	Elect Director Edith E. Holiday	FOR	Do Not
Vote
				1.9	M0225	Elect Director Candace Kendle	FOR	Do Not
Vote
				1.10	M0225	Elect Director Dean R. O' Hare	FOR	Do Not
Vote
				1.11	M0225	Elect Director Lynn C. Swann	FOR	Do Not
Vote
				1.12	M0225	Elect Director Thomas J. Usher	FOR	Do Not
Vote
				2	M0126	Amend Articles/Repeal Certain	FOR	Do Not
						Amendments to By-Laws		Vote
				3	M0101	Ratify Auditors	FOR	Do Not
Vote
*S indicates shareholder proposal

P R O X Y P A P E R

H.J. Heinz Company
NYSE: HNZ
Industry: Food Processing
Meeting Date: August 16, 2006
Record Date: June 8, 2006

Jason McCandless, Lead Analyst
jmccandless@glasslewis.com

2006 Annual Meeting White Card
Proposal	Issue	Board	GL&Co.
1.00	Election of Directors	For	Do Not Vote

1.01	Elect William Johnson	For	Do Not Vote

1.02	Elect Charles Bunch	For	Do Not Vote

1.03	Elect Mary Choksi	For	Do Not Vote

1.04	Elect Leonard Coleman, Jr.	For	Do Not Vote

1.05	Elect Peter Coors	For	Do Not Vote

1.06	Elect John Drosdick	For	Do Not Vote

1.07	Elect Edith Holiday	For	Do Not Vote

1.08	Elect Candace Kendle	For	Do Not Vote

1.09	Elect Dean O’Hare	For	Do Not Vote

1.10	Elect Dennis Reilley	For	Do Not Vote

1.11	Elect Lynn Swann	For	Do Not Vote

1.12	Elect Thomas Usher	For	Do Not Vote

2.00	Ratification of Auditor	For	Do Not Vote

H.J. Heinz Company 2006 Contested Proxy

2006 Annual Meeting Gold Card
Proposal	Issue	Board	GL&Co.
1.00	Election of Directors	Do Not Vote	Split

1.01	Elect Nelson Peltz	Do Not Vote	For

1.02	Elect Peter May	Do Not Vote	Withhold

1.03	Elect Edward Garden	Do Not Vote	Withhold

1.04	Elect Greg Norman	Do Not Vote	Withhold

1.05	Elect Michael Weinstein	Do Not Vote	For

1.06	Elect William Johnson	Do Not Vote	For

1.07	Elect Leonard Coleman Jr.	Do Not Vote	For

1.08	Elect Edith Holiday	Do Not Vote	For

1.09	Elect Candace Kendle	Do Not Vote	For

1.10	Elect Dean O’Hare	Do Not Vote	For

1.11	Elect Lynn Swann	Do Not Vote	For

1.12	Elect Thomas Usher	Do Not Vote	Withhold

2.00	Repeal Certain Amendments to By-Laws	Do Not Vote	For

3.00	Ratification of Auditor	Do Not Vote	For

Note

UPDATE: Although we have not changed our voting recommendation, we have adjusted the mechanics of voting after consulting with the independent inspector of elections to the Heinz meeting, IVS Associates. We now recommend that shareholders vote using the dissident’s GOLD card in order to allow for our split vote recommendation.

As discussed in our analysis, we believe that the board of directors of Heinz could benefit from the election of certain Trian nominees. To effect our recommendation, shareholders should vote using the GOLD dissident card and support dissident nominees Messrs. Peltz and Weinstein. We recommend that shareholders withhold support from dissident nominees Messrs. May, Garden and Norman as well as management nominee Mr. Usher.

Company Profile

H.J. Heinz Company
600 Grant Street Pittsburgh, PA 15219
www.heinz.com
Phone: (412) 456-5700
Fax: (412) 456-6015

Ticker: HNZ
Exchange: NYSE

Employees: 36,000

Company Description

H.J. Heinz Company manufactures and markets a line of processed food products throughout the world. The Company’s principal products include ketchup, condiments and sauces, frozen food, soups, beans and pasta meals, tuna and other seafood products, infant food and other processed food products. Its products are prepared from recipes developed in the Company’s research laboratories and experimental kitchens. H.J. Heinz Company segments are organized by geographical area The Company operates in five segments: North American Consumer Products, U.S. Foodservice, Europe, Asia/Pacific and Other Operating Entities. Its products are sold through its own sales force and through independent brokers, agents and distributors to chain, wholesale, cooperative and independent grocery accounts, convenience stores, bakeries, pharmacies, mass merchants, club stores, foodservice distributors and institutions, including hotels, restaurants, hospitals, health-care facilities and government agencies.

Source: FactSet

Indexed Stock Price

Top 20 Institutional Holders
	Holder	% Owned
1.	Capital Research & Management Co.	12.31%
2.	Sandell Asset Management Corp.	5.49%
3.	Morgan Stanley & Co., Inc.	3.41%
4.	Barclays Global Investors NA (CA)	3.23%
5.	Templeton Global Advisors Ltd.	3.08%
6.	State Street Global Advisors	2.85%
7.	Vanguard Group, Inc.	2.54%
8.	Mellon Capital Management	2.35%
9.	Atticus Management LLC	2.20%
10.	Deutsche Bank Investment Management, Inc.	1.54%
11.	T. Rowe Price Associates, Inc. (MD)	1.52%
12.	Delaware Investment Advisers	1.36%
13.	Pioneer Global Asset Management	1.36%
14.	American Century Investment Management, Inc.	1.32%
15.	Triarc Cos., Inc. (Asset Management)	1.27%
16.	Northern Trust Global Investments	1.09%
17.	Pershing Square Capital Management	1.02%
18.	ClearBridge Advisors	0.99%
19.	GAMCO Investors	0.92%
20.	Barrow, Hanley, Mewhinney & Strauss, Inc.	0.78%

Competitors / Peer Comparison1

	H.J. Heinz Company		Campbell Soup Company		The Hershey Company		ConAgra Foods,Inc.

Ticker	HNZ		CPB		HSY		CAG
Closing Price (08/04/06)	$41.80		$36.71		$53.11		$21.87
Shares Outstanding (mm)	330.8		406.0		175.8		510.9
Market Capitalization (mm)	$13,825.6		$14,904.3		$12,565.6		$11,172.5
Enterprise Value (mm)	$17,912.3		$17,321.3		14,618.5		$14,426.8
Revenue (LTM) (mm)	$8,643.4		$7,725.0		$4,905.9		$11,579.4

Growth Rate
Revenue Growth Rate (5 Yrs)	3.4%		6.4%		4.1%		-16.4%
EPS Growth Rate (5 Yrs)	-2.2%		1.0%		18.6%		-5.4%

Profitability (LTM)
Return on Equity (ROE)	19.0%		52.0%		44.4%		12.5%
Return on Assets (ROA)	4.4%		11.6%		12.1%		4.8%
Dividend Rate	3.3%		2.0%		1.8%		3.3%

Stock Performance
1 Year Stock Performance	14.2%		20.3%		-15.0%		-2.5%
3 Year Stock Performance	22.9%		53.3%		48.3%		-2.5%
5 Year Stock Performance	7.9%		38.3%		77.9%		4.2%
Annualized 1 Year Total Return
(past 3 yrs)	11.7%		21.4%		18.8%		3.4%

Valuation Multiples (LTM)
P/E Ratio	32.4	x	18.3	x	25.4	x	19.0	x
TEV/Revenue	N/A		N/A		N/A		N/A
TEV/EBIT	N/A		N/A		N/A		N/A

Margins Analysis (LTM)
Gross Profit Margin	35.8%		41.2%		38.4%		24.3%
Operating Income Margin	12.9%		16.3%		20.2%		7.5%
Net Income Margin	5.1%		10.6%		10.3%		5.1%

Liquidity/Risk
Current Ratio	1.3	x	0.7	x	0.8	x	1.6	x
Debt-Equity Ratio	2.15	x	1.66	x	1.66	x	0.77	x

Auditor Data[2]
Year	2006		2005		2005		2005
Auditor	PricewaterhouseCoopers		PricewaterhouseCoopers		KPMG		Deloitte & Touche
Auditor Fees	$8,707,000		$5,344,000		$2,006,800		$6,958,000
Audit Related Fees	$283,000		$45,000		$189,150		$269,000
Tax + All Other Fees	$3,047,000		–		–		–

Executive Compensation
Year of Data	2006		2005		2005		2005
Chief Executive Officer	$6,692,399		$10,015,102		$6,005,145		$1,240,714
Other Named Executives	$10,168,575		$10,010,631		$7,076,420		$5,669,792

Takeover Defense
Classified Board	No		No		No		No
Prohibits Sh’holder Called Meetings	Yes		No		No		Yes
Supermajority Vote for Mergers	No		Yes		No		No
Poison Pill In Force	No		No		Yes		No

Source: FactSet Research Systems, FactSet TrueCourse, Inc., Reuters, Thomson Financial, and Glass, Lewis & Co. LLC
1.	Listed competitors are based on GICS® industry classifications and other financial metrics including market capitalization and revenue.
2.	As disclosed by the Company in its most recent proxy filing.

Pay-For-Performance

H.J. Heinz’s executive compensation received a C grade in our proprietary pay-for-performance model, which uses 32 measurement points. The Company paid: less compensation to its top officers (as disclosed by the Company) than the median compensation for 55 similarly sized companies with an average enterprise value of $16 billion; about the same as a sector group of 8 large consumer staples companies with enterprise values ranging from $9.6 billion to $15.3 billion; and about the same as a sub-industry group of 13 packaged foods & meats companies. The CEO was paid about the same as the median CEO in these peer groups. Overall, the Company paid about the same as its peers, but performed worse than its peers.

Note: Compensation analysis for period ending 04/2006. Chart does not include LTIP payouts.

Voting Results from Last Annual Meeting (August 23, 2005)

Election of Directors
No.	Proposal	Votes Withheld
1	Elect William Johnson	2.49%

2	Elect Charles Bunch	1.88%

3	Elect Mary Choksi	1.84%

4	Elect Leonard Coleman, Jr.	2.48%

5	Elect Peter Coors	1.93%

6	Elect Edith Holiday	2.91%

7	Elect Candace Kendle	1.88%

8	Elect Dean O’Hare	1.86%

9	Elect Lynn Swann	1.91%

10	Elect Thomas Usher	2.17%

Other Items
		Votes
No.	Proposal	For	Against	Abstain	Broker Non-Votes
2	Ratification of Auditor	289,886,454	5,304,859	2,762,484	N/A

3	Shareholder Proposal	13,141,092	227,056,332	5,095,593	52,660,780
	Regarding Selling the
	Company

4	Shareholder Proposal	156,632,834	84,324,299	4,335,883	52,660,780
	Regarding the Reduction of
	Supermajority Provisions

PROPOSAL 1.00: ELECTION OF DIRECTORS	SPLIT

Summary

     The 2006 annual meeting of H.J. Heinz Company (“Heinz”) is a contested proxy. The board of directors has nominated 12 candidates to serve a one-year term each. If elected, their terms would expire at the Company’s 2007 annual meeting of shareholders.

     Investment funds and accounts managed by Trian Fund Management, L.P. (“Trian”), together with an investment fund managed by Sandell Asset Management Corp. (“Sandell”; collectively, Trian and Sandell are referred to as the “Trian Group”) beneficially own approximately 5.5% of Heinz’s common stock and have nominated an alternative short slate of five directors. Specifically, the Trian Group has nominated Nelson Peltz, Peter May, Edward Garden, Gregory Norman, and Michael Weinstein, to replace current Heinz directors Charles Bunch, Mary Choksi, Peter Coors, John Drosdick, and Dennis Reilley.

     Heinz is a Company with great brands, good products, fine people and a disappointing stock price. Try as it might, the current board has failed to produce satisfactory returns for shareholders over a long stretch of time. We believe change at Heinz is necessary.

     So too, belatedly, does the incumbent board. It has recently agreed to some corporate governance changes and to add two new independent directors. But, we believe independent, faithful fiduciaries should have reached that conclusion a long time ago. While the board seems to have finally gotten religion, we worry that it has done so only because it has had a near-death experience. In our view, this board should have taken stronger action earlier, on its own, to protect and grow shareholder value. We believe shareholders will be well served to have a few independent thinkers on this board to constantly challenge the incumbents to think differently about the business they oversee.

     Accordingly, for the reasons noted more fully below, we are recommending that shareholders vote using the GOLD dissident card and support two of the dissident nominees and withhold support from one management nominee.

Background

     On March 2, 2006, the Company received a notice of intent from the Trian Group, led by Trian founder and CEO Nelson Peltz, that it would be nominating the aforementioned five nominees to the board of Heinz and submitting a proposal to repeal any amendments to the Company’s By-Laws adopted by the board after June 12, 2002 that were not approved by the shareholders of the Company.

     The Trian Group maintains that Heinz’s total shareholder returns have almost uniformly underperformed those of both the broader market and the consumer packaged food universe for nearly a decade, due to a combination of flawed strategy and poor execution on behalf of Heinz’s management. See “Trian Nominees”, www.enhanceheinz.com.

     On March 13, 2006, and again on March 29, 2006, Mr. Peltz met with Heinz chairman, president and CEO William Johnson to discuss operational improvements and changes in the Company’s strategy, in addition to the Company’s main business segments. The Company publicly rejected the Trian Group’s request for board representation on May 24, 2006. See Heinz DEFA14A (May 25, 2006). The Trian Group states that a month earlier, on April 24, 2006, a representative of one of Heinz’s outside advisors had informed them that the Company’s corporate governance committee had rejected Trian’s request.

     On May 23, 2006, the Trian Group reaffirmed its decision to submit additional nominees to the board of directors, and issued its position paper entitled “Results Speak Louder than Words: A Plan to Enhance Value at Heinz”. See Heinz DEFAN14A (May 23, 2006).

     On June 1, 2006 the Company filed its plan entitled “The Heinz Superior Value and Growth Plan”. See Heinz DEFAl4A (June 1, 2006). Throughout the months of June and July, the proxy contest took on an increased pace with both sides filing preliminary proxy statements and letters to shareholders.

     On July 10, 2006 the Company filed its definitive proxy requesting that shareholders vote the white proxy card with the 12 Heinz nominees, while on July 12, 2006, the Trian Group filed its definitive proxy requesting that shareholders vote the gold proxy card with the five Trian nominees and a repeal of any By-Law amendments adopted after June 12, 2002 (there are currently none).

     Since that time, both sides have engaged in the traditional onslaught of contested proxy filings and press releases, competing to sway the minds of shareholders to either accept or reject the Trian nominees.

     Both sides agree that the Company’s past performance has been sluggish, and some form of organizational and financial restructuring is necessary in order to maximize shareholder returns to an acceptable level.

     The board of directors of Heinz maintains that the strategic changes it has made have begun to yield results and will continue to benefit shareholders with the current board at the reins. Alternatively, Mr. Peltz and his Trian Group argue that immediate action, enhanced and led in part by five new directors at the helm, is required.

Dissident Argument

     Mr. Peltz’s campaign for change at Heinz stems from what be considers to be eight years of failed restructurings — devoid of any significant increase to shareholder value or financial results — under the leadership of Mr. Johnson and the current management team.

     According to the Trian Group, Heinz’s total shareholder returns have underperformed those of both the broader market and the consumer packaged food industry since April of 1999.

     Moreover, the Trian Group maintains that “the disappointing shareholder returns at Heinz are a result of management’s inability to grow the business and have a focused strategy. There has been a series of ill-fated divestitures and acquisitions, failed corporate governance restructurings and poor capital allocation decisions.” See Heinz DFAN14A (May 23, 2006). Mr. Peltz proclaims that in spite of five restructurings since 1998, Heinz’s share price has declined from $54.50 to $33.70 per share in 2006.

     In Mr. Peltz’s view, five current Heinz directors — Ms. Choksi and Messrs. Bunch, Coors, Drosdick and Reilley — should be replaced. Mr. Peltz’s principal argument is that there are too many interlocking relationships. In addition, the Trian Group emphasizes that directors Bunch, Coors and Reilley are members of the management development and compensation committee, which has not appropriately linked management’s compensation to the Company’s performance, while director Choksi has served on the board since 1998, “presiding over a series of ill-fated strategies and corporate restructurings.” However, Trian maintains that the seven remaining Heinz directors have an institutional knowledge which would “combine [well with] the fresh perspectives, operational experience and branding and marketing skills of the Trian Group’s five nominees.” See Heinz DEFN14A (July 12, 2006).

Management Response

     The board of directors at Heinz opposes Mr. Peltz’s agenda, which in its view, is in fundamental conflict with the Company’s established director independence standards and poses a serious risk to the successful implementation of the Company’s current business plan. Foremost among the board’s concerns are the number and interlocking relationships of the Trian nominees, all of whom are closely affiliated with Mr. Peltz. Peter May is a close personal friend and business partner of Mr. Peltz (over 30 years), Edward Garden is Mr. Peltz’s son-

in-law, Mike Weinstein is a former employee of Mr. Peltz and Greg Norman, a professional golfer, is another of Mr. Peltz’s close friends.

     Moreover, Heinz notes that if elected to the board, the Trian nominees would represent approximately 42% of the board despite holding only approximately 5.5% of the Company’s common stock.

     The board cautions that the dissidents would place the interests of Mr. Peltz and Trian ahead of the Company’s shareholders as a whole. Upon reflection of their March 2006 face-to-face meetings with Mr. Peltz, the Company states that Mr. Peltz did not offer any in-depth ideas on Heinz’s business, declined an offer to discuss non-public information with the Company, and was unwilling to offer any specific suggestions to Heinz management. Rather, Mr. Peltz directly laid out his objectives in a publicly available position paper in May 2006, whose section on improving the Company’s growth, the Company argues, was borrowed heavily from its own plan of action. See Heinz DEFC14A (July 10, 2006).

     In addition, while Mr. Johnson accepts full responsibility for not improving Heinz’s performance prior to 2002, the Company maintains that it has made significant achievements in the last four years. Thus, the Company believes that shareholders are beginning to reap the benefits of Mr. Johnson’s restructuring, which will continue with the Company’s most recent plan, the Superior Value and Growth Plan. Notably, Mr. Johnson believes that the successful implementation of the plan relies upon the re-election of the current Heinz board. In short, management believes that Mr. Peltz’s concerns can be addressed without having representation on the board, which would only serve to hinder the interests of the majority of the Company’s shareholders.

Management Plan

     The Company argues that shareholders would be best off by allowing it to continue the successes of the past four years with a new two-year superior value and growth plan, with three core objectives to: (i) reduce costs to improve margins; (ii) grow the core portfolio; and (iii) generate cash to deliver superior shareholder value.

     The Company laid out the specific details of its new plan at a June 2006 analysts meeting in New York, whereby it highlighted the following goals: (i) $355 million in cost savings and $145 million in trade spending reduction over two years; (ii) a reinvestment of the savings to fuel sales growth through a $50 million increase in marketing and advertising in fiscal year 2007, the launch of more than 100 new products, and a double digit increase in research and development funding in each of the next two years; and (iii) a return of nearly $2 billion to shareholders over the next two years resulting from a 16.7% dividend increase and $1 billion in share repurchases. See Heinz DEFA14A (June 1, 2006).

     In addition, at a forum for Heinz institutional shareholders on July 20, 2006 sponsored by CtW Investment Group, the Company announced certain measures it would be taking to improve its corporate governance practices. The Company noted that it had come to an agreement with CalPERS regarding a number of corporate governance issues, including: (i) adoption of majority voting in the election of directors; (ii) recommending that shareholders reduce super-majority voting provisions from 80% to 60%; (iii) gaining shareholder approval within one year of adoption of any shareholder rights plan; (iv) adding up to two new independent directors to the board; and (v) holding regular meetings between the independent board members and key shareholders.

Dissident Plan

     In order to get Heinz back on track in delivering strong shareholder returns, Mr. Peltz and the Trian Group highlight three critical issues — shareholder representation, underperformance and credibility. Moreover, Mr. Peltz and Trian principals Peter May and Edward Garden believe that Trian is in a unique position to rejuvenate Heinz, given Trian’s proven track record of successful value creation through hands-on relationships with management at other companies in the past, most notably Mr. Peltz’s revitalization of Snapple Beverage Corporation. In May 1997, Mr. Peltz acquired Snapple for $300 million and sold it for $1.5 billion in 2000.

     The Trian Group pledges that it would work with Heinz’s current management by establishing a strong minority shareholder presence on the board, thereby renewing its focus and vision in order to better confront the critical issues facing the Company. See Heinz DEFN14A (July 12, 2006). Trian believes that its five nominees would bring a fresh perspective to the board, backed by a proven track record in consumer marketing. Mr. Peltz notes that be has been involved in the food industry since be joined his family food business in 1963, and has been working together with business partner Peter May since 1972.

     Trian notes that Michael Weinstein has nearly 40 years of experience in the consumer beverage industry, with early roles at Pepsi-Cola Company and A&W Brands, Inc., followed by a successful leadership role at Snapple. The dissident also notes that Greg Norman built up Great White Shark Enterprises, Inc. and possesses a strong understanding of branding. Finally, Edward Garden, the son-in-law of Mr. Peltz, maintains experience in investment banking and portfolio management, having worked as a portfolio manager and founding partner of Trian Fund Management, L.P. and serving as vice chairman of Triarc Companies, Inc. See “Trian Nominees,” www.enhanceheinz.com.

     The dissident’s plan calls for Heinz to: (i) reduce its annual costs by at least $575 million; (ii) reduce its “deals and allowances” by $300 million over time and drive growth by reinvesting these funds in consumer marketing and product innovation; (iii) drive profitability by focusing on the key brands and geographies; and (iv) enhance total shareholder returns by more aggressively returning capital through increased share repurchases and a higher long-term target dividend payout ratio. See Heinz DFAN14A (May 23, 2006).

     The Trian Group believes that the Company could reach a target valuation of $60 to $67 per share, and assuming sales volumes increase, the Company could be worth up to $81 per share. See “Spotlight on Heinz,” www.enhanceheinz.com.

Glass Lewis’ Analysis

     In general, we believe that incumbent management, with access to more and better information regarding the Company, should be given the benefit of the doubt regarding its strategic business decisions. As such, we are reticent to recommend removal of incumbent directors, or in favor of dissident nominees unless one of the following two things has occurred: (i) there are serious problems at the company and the newly proposed nominees have a clear and realistic plan to solve these problems; or (ii) the current board has undertaken an action clearly contrary to the interests of shareholders (or failed to undertake an action clearly to the benefit of shareholders). In such instances, we believe the dissidents must make a compelling showing of mismanagement on the part of the existing board members and provide a realistic plan for improvement.

     Trian’s primary argument against the Heinz board is its belief that the current directors have presided over a period of sustained underperformance and poor management.

     We reviewed the performance of Heinz during two periods. First, we reviewed the Company’s performance from February 1999 through June of 2002 to determine the effectiveness of Mr. Johnson’s first strategic plan as CEO (February 1999, “Operation Excel”). We then reviewed the Company’s performance from June 2002 through February 2006 to evaluate Heinz’s performance since the announcement of the Del Monte spin out and restructuring.

     On February 17, 1999, Mr. Johnson announced Operation Excel, a four-year restructuring plan with the goals of lower operating expenses, improved margins and shareholder returns for the Company. As part of the plan, the Company established new global manufacturing centers and focused its portfolio of product lines on six core food categories: (i) ketchup, condiments and sauces; (ii) frozen foods; (iii) tuna; (iv) soup, beans and pasta meals; (v) infant foods; and (vi) pet products.

     Operation Excel also called for a realignment of the company’s management, growth initiatives that included the re-launch of certain core brands and investments in marketing and pricing programs. See Heinz 8-K (February 22, 1999) and Heinz l0-K (May 1, 2002).

     Despite these efforts, we note that Heinz’s stock underperformed an index of its peers (as defined by Heinz management) by approximately 18.1% . From February 17, 1999 through June 12, 2002, Heinz’s shares declined by 20.2% while its peer index declined by 2.6% . We also note that during this period, the S&P 500 Food Product index increased by 8.1% .

     On June 13, 2002, Heinz announced a new restructuring plan. A major element of management’s plan was the spin-out of certain of Heinz’s businesses to the Del Monte Foods Company (“Del Monte”). At the time, Heinz stated that the transaction was part of management’s effort to turn the Company into a more focused and faster-growing business leveraging two strategic platforms of Meal Enhancers (ketchup, condiments and sauces) and Meals & Snacks (frozen and ambient). See Heinz 10-K (May 1, 2002).

     The board’s plan included goals of 3.0% – 4.0% annualized top-line growth, annualized EPS growth of 8.0% – 10.0%, a substantial increase in marketing spending, a simplified management structure with greater accountability, improved working capital and a better cash conversion cycle. Heinz also projected an increase in its marketing to support product innovation and to drive growth. In addition, Heinz’s plan called for improved working capital and limits on capital expenditures. The plan targeted an additional $1.0 billion of debt reduction by the end of Fiscal 2005.

     As consideration for the Del Monte transaction, Heinz received cash consideration of $1.1 billion which was used to retire debt. Heinz shareholders received stock consideration of 0.45 shares of Del Monte stock for every share of Heinz common stock that they held. We note that on June 12, 2006, Del Monte shares closed at $10.75 which implied a transaction value per share of $4.84 for Heinz shareholders. Del Monte’s share price performance has been effectively even; on February 3, 2006, the closing share price of Del Monte was also $10.75. (Source: CapitalIQ).

     Notably, management’s current plan also failed to generate a positive response from Heinz investors. From June 2002 through February 2006, Heinz’s shares underperformed the peer index by approximately 12.8%; Heinz’s shares declined by approximately 14.1% while its peer group declined by 1.5% . During the same period the S&P 500 Food Product index increased 15.1% .

     While Heinz’s most recent financial results show some improvements, Heinz’s multi-year plan has generated operating results which fall below comparable peer metrics. Specifically, we note that for the three-year period ending in fiscal year 2006, Heinz’s revenue growth was approximately 1.6%

versus its peer mean and median growth rates of 4.5% and 6.1%, respectively. In addition, Heinz’s net income (excluding extraordinary items and discontinued operations) growth rate during the same three-year period was a negative 6.2% versus the peer mean and median growth rates of 1.1 % and 7.2%, respectively. (Source: CapitalIQ).

     Heinz’s operating margins are also, in general, below those of its peers. We determined that Heinz’s gross margin for the fiscal year ended 2006 fell below the peer mean and median gross margin metrics. We note that Heinz’s net income from continued operations margin for the fiscal year 2006 was 5.1% . The comparable peer mean and median earnings from continued operations margins were 8.5% and 9.4%, respectively. We also note that Heinz’s return on capital for the fiscal year 2006 was 12.2% versus the peer mean and median of 13.9% and 15.6%, respectively. (Source: CapitalIQ).

     The continuing under-performance and malaise at the Company suggest this incumbent board has simply not done enough — or enough of the right things — to create shareholder value. They have given us no evidence that as a unit they are capable of guiding this company into safe territory for shareholders. Change therefore seems warranted.

     We do recognize that the board has taken steps in an effort to bring insight and accountability to the board. As noted, Heinz announced an agreement with CalPERS which would, among other things, require the Heinz board to add two additional independent directors to the board. In our opinion, while the agreement is in shareholders’ interests, we are troubled that it took, in part, the threat of a contested proxy to get such a response from the Heinz board.

     We believe that investors should also be aware that many of the Company’s current directors are affiliated with the Company’s presiding director, Thomas Usher. In fact, considering the Company’s performance, certain of these affiliations lead us to question Mr. Usher’s effectiveness as the chair of the corporate governance committee and as a member of the management development and compensation committee (“compensation committee”), since 2002 and 2001, respectively.

     These affiliations and/or questionable committee appointment decisions are as follows:

     Charles Bunch joined the Heinz board in 2003 and was appointed to the compensation committee during 2004. Notably, Mr. Bunch is the chairman and CEO of PPG Industries, Inc., where Mr. Usher serves as chairman of the compensation committee. Shareholders should be aware that in our 2006 Proxy Paper on PPG Industries (“PPG”), PPG earned a grade of “F” in our Pay-For-Performance analysis meaning it paid more compensation to its executives than its peers but performed worse than its peers. As such, we recommended that shareholders withhold votes from Mr. Usher. Both of these directors also sit together on the board of trustees at the University of Pittsburgh, and as stated above, both also sit on the compensation committee of Heinz.

     Peter Coors joined the Heinz board in 2001, and was appointed chairman of the management development and compensation committee in 2003. We expressed concern in our 2005 Heinz Proxy Paper regarding a potential conflict of interest for Mr. Coors through his role as chairman of the compensation committee. Specifically, in 2004, William Johnson contributed $4,000 to the U.S. Senate campaign of Republican Peter Coors. In addition, Mr. Johnson contributed $25,600 to the National Republican Senatorial Committee and $9,900 to the Republican National Committee. While we did not believe these actions warranted serious shareholder action given their relatively small size, we maintain that Mr. Coors’ position as chairman of the compensation committee could be compromised considering that be played a part in determining Mr. Johnson’s compensation package.

     Dennis Reilley joined the Heinz board in 2005. be serves as presiding director, chairman of the corporate governance and nominating committee and a member of the compensation and audit committees of Marathon Oil Corporation, where Mr. Usher serves as non-executive chairman of the board.

     Finally, John Drosdick joined the Heinz board in 2005. be serves as a member of the audit and finance committee and the corporate governance and public policy committee of United States Steel Corporation, where Mr. Usher served as chairman until January 2006. Mr. Usher had previously served as CEO of U.S. Steel until September 2004.

     In other words, except for director Lynn Swann, every director who either joined the Heinz board or was appointed to the compensation committee since 2002, has some affiliation with Mr. Usher. While such occurrences are understandable, we strongly believe that the Heinz board could have benefited from the appointment of fresh faces who would not have loyalties or friendships with existing board members or management.

     With that said, though we believe that shareholders could benefit from the participation of new independent directors, it is noteworthy that numerous affiliations also exist among Mr. Peltz’s nominees. In addition, given Trian’s control of 5.5% of Heinz, we question Mr. Peltz’s quest to seek to elect five directors to the board. If elected, the dissident directors would comprise approximately 42% of the board. In our view, shareholders should seriously worry that the dissident’s nominees would constitute a distinct clique, with its own agenda. Nonetheless, we believe that certain Trian nominees possess specific knowledge and experience that could be beneficial to Heinz.

     Mr. Weinstein’s operational success at Snapple is, in our opinion, highly applicable to Heinz’s troubles. It is surprising that the current board of directors lacks a member with direct operating experience in the packaged food product industry. Given the operational struggles the Company has had, it is in dire need of an experienced food and beverage executive on its board.

     We also believe that the current board could benefit from the participation of Mr. Peltz. We are however, somewhat concerned of his past activist investments, including those at Mountleigh and Cracker Barrel. In addition, we note that Triarc Companies, where Mr. Peltz is the chairman and CEO, has not been a model for good corporate citizenship. The Company received an F grade in the Glass Lewis Pay-for-Performance model in 2005 and five of the twelve directors on its board are either insiders or affiliated with the company.

     Further, regarding Peltz’s, Garden’s and May’s Triarc management, we note that Triarc disclosed that on December 20, 2005, its performance compensation subcommittee approved the immediate vesting of unvested and underwater options previously granted to certain named officers and employees. As discussed further in our June 7, 2006 Triarc proxy paper, we believe this is an example of a company taking advantage of a loophole in the new FASB standard on stock option expensing.

     Nonetheless, we note that Mr. Peltz has been the primary person responsible for bringing about change within the Heinz board of directors. In the absence of Trian’s proxy contest, it is uncertain as to whether the board of Heinz would have made any changes whatsoever.

     We believe Messrs. Peltz and Weinstein will continue to press for needed changes at Heinz and ensure that the board focuses on creating value for shareholders.

     Therefore, we are recommending that shareholders vote using the GOLD dissident card and support dissident nominees Messrs. Peltz and Weinstein. We recommend that shareholders withhold support from dissident nominees Messrs. May, Garden, and Norman as well as management nominee Mr. Usher. We believe that nominee Usher should not be reelected to the Heinz board given his numerous interlocking relationships with other directors.

     Accordingly, we recommend that shareholders vote:

     WITHHOLD: May, Garden, Norman and Usher

     FOR: All other nominees

PROPOSAL 2.00: REPEAL CERTAIN AMENDMENTS TO BY-LAWS	FOR

Summary

     Trian believes that in order to ensure that the will of the Company’s shareholders with respect to this proxy solicitation is upheld, no effect should be given to any provision or amendment to the by-laws unilaterally adopted by the board after the date of the most recent publicly disclosed by-laws, which is June 12, 2002.

     Shareholders are being asked to adopt a resolution that would repeal any provision of the by-laws or amendment to the by-laws that the board adopted or adopts after June 12, 2002 and before any nominees join the board, if elected, including, any amendments without public disclosure or might adopt in an effort to impede the effectiveness of the Trian Group’s nomination.

     Trian is not aware of any specific by-law provisions that would be repealed by the adoption of this proposal. In addition, the Dissident notes that while adoption of this proposal could have the effect of repealing previously undisclosed by-law amendments without considering the beneficial nature, if any, of such amendments to the shareholders, it would not repeal any such amendments that were approved by the shareholders.

Glass Lewis’ Analysis

     Given our support of the Dissident nominees, we believe that this proposal is beneficial for shareholders. We also note that approval of this proposal will not repeal any previously adopted by-law that was approved by shareholders.

     Accordingly, we recommend that shareholders vote FOR this proposal.

PROPOSAL 3.00: RATIFICATION OF AUDITOR	FOR

H.J. Heinz Company Auditor Fees

     The Company proposes that PricewaterhouseCoopers serve as the Company’s independent auditor for 2007. PricewaterhouseCoopers has served as the Company’s auditor for at least the last 27 years.

     During the last fiscal year, the Company paid Pricewaterhouse-Coopers audit fees of $8,707,000, audit-related fees of $283,000 and tax fees of $3,047,000.

     We believe the fees paid for non-audit related services are reasonable as a percentage of all fees paid to the auditor. The Company appears to disclose appropriate information about these services in its filings.

     Accordingly, we recommend that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers as the Company’s auditor for fiscal year 2007.

DISCLOSURE

     This proxy analysis is confidential and may not be reproduced in any manner without the written permission of Glass, Lewis & Co. This analysis is not intended to solicit proxies and has not been submitted to the Securities and Exchange Commission for approval. No warranty is made as to the completeness, accuracy or utility of this analysis. This analysis does not constitute investment advice and investors should not rely on it for investment or other purposes.

     Glass Lewis does not provide consulting services to issuers. Some institutional investor affiliates of issuers have purchased a subscription to Glass Lewis’ services, which is disclosed on the relevant Proxy Paper. In addition, advisors to issuers (such as law firms, accounting firms, ratings agencies and others) may subscribe to Glass Lewis’ services. Glass Lewis does not discuss individual Proxy Papers with any entity prior to publication.

Proxy Report (ID#9966)

Meeting Info
HJ HEINZ CO		Corporate Governance
Ticker:	HNZ	Overall Rating:	B-
CUSIP:	423074103	Voting process:	D
Meeting type:	annual	Board independence:	B-
Meeting date:	8/16/2006	Board skills:	C+
Record date:	6/8/2006	Financial performance:	B-
		Disclosure/controls:	C+

Corporate Governance Comments:

This company earns our corporate governance rating of "B-" What it terms an election of directors is, in reality, a ratification of a single slate. The slate is chosen by incumbent directors and management. Such a voting process fails to provide shareholders with meaningful choices, when true elections have been found throughout the non-corporate world (e.g., Federal, state and local governments, and educational institutions) to produce successful results.

Proposals:

•	Proposal 1 - "Election of Directors": To elect directors for the ensuing year. One slate, 12 nominees.

•	Proposal 2 - "Ratification of Auditors": To ratify the Audit Committee’s selection of PricewaterhouseCoopers LLP as independent registered public accounting firm for fiscal year 2007.

Recommendations:

We recommend that clients holdings shares of HJ HEINZ CO vote:

Proposal	Egan-Jones Recommendation	Management
Proposal 1 - "Election of Directors":	FOR, WITH EXCEPTION OF Leonard S. Coleman, Jr. & Edith E. Holiday	FOR
Proposal 2 - "Ratification of Auditors":	FOR	FOR

Considerations and Recommendations:

Egan-Jones' review centered on the Proposals in the context of maximizing shareholder value, based on publicly available information.

•	Proposal 1 - "Election of Directors":

NOTE THAT THE AGENDA ITEMS AND RECOMMENDATIONS PROVIDED IN THIS REPORT PERTAIN TO THE AGENDA ON THE WHITE PROXY CARD PROVIDED BY THE MANAGEMENT. WE RECOMMEND VOTING THE WHITE PROXY CARD.

Proxy Contest

On March 2, 2006, the Company received a notice of intent from Trian Partners Master Fund, L.P., a Cayman Islands-based hedge fund, to nominate each of Nelson Peltz, Peter W. May, Edward P. Garden, Gregory J. Norman, and Michael F. Weinstein for election to the Board of Directors of the Company. The Company continues to evaluate the validity of the Trian notice under the Company's By-Law requirements for shareholders wishing to make nominations of directors at this year's Annual Meeting.

On March 3, 2006 the Company issued a press release stating that the March 2 notice would be forwarded to the Company's Corporate Governance Committee for review.

Shortly after the receipt of the Trian notice, Heinz's management informed Mr. Peltz that it welcomed an open and direct communication with him (including through face-to -face meetings if he so desired). Heinz's management team indicated to Mr. Peltz, directly and through its financial advisers, that it would discuss with Mr. Peltz his ideas as it would with any shareholder. The Heinz Board of Directors was kept fully apprised of all these developments.

Heinz's Chief Executive Officer, W. R. Johnson, his management, and the Company's financial advisers met and held discussions with Mr. Peltz and his associates on March 13, 2006 and March 29, 2006. In two face-to -face meetings, Mr. Peltz did not offer any in-depth ideas on how to improve Heinz's business. When, at the first meeting, Mr. Peltz indicated that his knowledge of Heinz's business was limited by the fact that he only had access to public information regarding the Company, Heinz offered to share non-public information with Mr. Peltz, subject to

Mr. Peltz entering into a customary confidentiality agreement with Heinz to allow Heinz to comply with its obligations under the Federal securities laws. Mr. Peltz declined this offer. Mr. Peltz's main message in his first meeting with Mr. Johnson was that he was interested first and foremost in obtaining representation on Heinz's Board. At that meeting, Mr. Peltz informed Mr. Johnson of the Trian Group's status as a significant shareholder and also expressed to Mr. Johnson certain operational improvements and changes in strategy that the Trian Group would like to see implemented by the Company aimed at reversing a decade of poor shareholder returns.

At a subsequent meeting held on March 29, 2006, Mr. Johnson, members of his senior management team and representatives of the Company's outside financial advisors met with Mr. Peltz, Peter May, Ed Garden and Josh Frank of Trian and discussed the Company's main business segments. At this meeting, Messrs. Peltz, May, and Garden also discussed a number of their ideas to enhance shareholder value and the Company's management discussed some of their plans. Messrs. Peltz, May and Garden also shared with management examples of past investments they (or companies controlled by them) made in which they had created significant value by working together with management teams to improve operations and grow free cash flow. Messrs. Peltz, May and Garden also requested that the Nominees be added to the Company's Board. Following the meeting on March 29, a representative of one of the Company's outside financial advisors advised the Trian Group that the Company's management had reacted positively to the discussions and that the request for Board representation was being considered by the Company's Corporate Governance Committee.

According to the Company, Mr. Peltz was unwilling to offer any specific suggestions to Heinz management that would reasonably be expected to improve the performance of the Company. Mr. Peltz did not engage in any substantive dialogue concerning his vision for the future of Heinz, its brands, or its strategy. Heinz's management, on the other hand, made an extensive presentation to Mr. Peltz and his colleagues regarding the business and responded to Mr. Peltz's questions, within the confines set by the Federal securities laws. The opportunity was presented to Mr. Peltz for him to lay out the parameters of his plans directly to the Company. Mr. Peltz declined to do this and instead chose to lay them out publicly in a paper entitled "Results Speak Louder Than Words: A Plan to Enhance Value at Heinz," which sets forth, among other things, the reasons for the Trian Group's investment in the Company, its suggested actions to improve shareholder value and the reasons it is seeking the election of the Nominees, on May 23, 2006, whose growth section borrowed heavily from Heinz's own plan of action.

The Peltz paper was not previewed with the Company, nor did Mr. Peltz seek any input regarding its terms. The Heinz Board and management thoroughly reviewed the Peltz/Trian plan, and concluded that the Peltz plan set unrealistic targets and in total would be highly detrimental to Heinz and its shareholders. Among other things, the Board noted that the Peltz/Trian plan calls for the reduction of the Company's SG&A (selling, general & administrative costs that typically include pensions, salaries/benefits, marketing and research & development) and other expenses by $575 million — a figure that the Company believes to be unrealistic and that, if implemented, would cripple the Company, in the view of the Company. The Company's SG&A is, and has, for a number of years, been below the average for peer companies in the industry. We believe that the Peltz/ Trian plan lacks specificity, lacks a time frame for implementation and associated restructuring costs, ignores industry dynamics and inflationary headwinds, is based on unsupported assumptions, and does not offer new insights.

On the evening of May 24, 2006, upon the unanimous recommendations of the Corporate Governance Committee, the Board unanimously voted not to nominate the individuals named in the Peltz/ Trian slate for election to the Board. The Board concluded that the Peltz nominees do not satisfy the strong governance and independence qualifications and standards which the Company has established for its director candidates.

On June 1, 2006, the Company issued its own plan with respect to the future of the Company, the sixth restructuring plan announced by the Company since 1997.

On June 15, 2006, Heinz filed a preliminary proxy with the SEC urging shareholders to reject Nelson Peltz and his nominees. The preliminary proxy statement cites what Heinz believes are Trian's flawed, unrealistic and overly aggressive plan for Heinz along with the controversial track record and poor corporate governance record of Triarc, the public company run by Nelson Peltz and Peter May.

On June 22, 2006, Heinz responded to the preliminary SEC filing from Nelson Peltz and Trian Group, reiterating the rationale behind the Company's rejection of their plan and of Nelson Peltz and his proposed slate of director nominees.

On June 26, 2006, David Woodward joined the Company as President of Heinz U.K. and Ireland , heading up a revamped team of marketing and sales personnel.

On June 28, 2006, Heinz filed a "For the Record" presentation with the SEC , highlighting its operational and financial achievements over the past four years, the strength of the Company's plan for fiscal years 07/08 and the independence of Heinz's Board of Directors. It also provided new details on Nelson Peltz and Peter May and their record of shareholder lawsuits, censure by the London Stock Exchange and pattern of alleged self-dealing.

On July 10, 2006, Heinz filed a definitive proxy statement with the Securities Exchange Commission and mailed the proxy statement to shareholders of record urging a vote for the Heinz Board (WHITE Proxy Card) and rejection of the Peltz/Trian agenda which, Heinz believes, would cripple the Company and destroy shareholder value.

Dissident's Position (Trian Group - GOLD Proxy Card)

The Trian Group is H. J. Heinz's second largest shareholder, owning approximately 5.5% of the Company's outstanding shares. Investment funds and accounts managed by Trian Fund Management, L.P. (“Trian”), together with an investment fund managed by Sandell Asset Management Corp. (and affiliated companies) ("Sandell") are collectively referred to as the “Trian Group.”

Trian, based in New York, NY, is an investment management firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden. Trian seeks to invest in undervalued and under-performing public companies and prefers to work closely with the management of those companies to effect positive change through active, hands-on influence and involvement, which it refers to as “operational activism.” Trian states that its goal is to enhance shareholder value through a combination of strategic re-direction, improved operational execution, more efficient capital allocation and stronger management focus. Trian's principals and investment team have extensive experience in reviving consumer brands, including the highly successful turnaround of Snapple Beverage Corp.

Sandell, based in New York, NY, is an investment management firm founded by Thomas E. Sandell that focuses on corporate event driven investing worldwide. Sandell often will take an "active involvement" in facilitating financial or organizational improvements that will accrue to the benefit of shareholders.

The Trian Group is seeking a minority Board presence, nominated and elected by shareholders, that it says will help re-establish Heinz as a high-performance, leading branded consumer products company. Consequently, the Trian Group invested in Heinz because they believe it is a valuable franchise, with an exceptional group of “power” brands that has, unfortunately, been very poorly managed under its current Chairman, President and Chief Executive Officer, William R. Johnson. As such, Trian Group is deeply troubled by what it describes as Heinz's continued failure to deliver on its promises to shareholders but is still confident that, with the right direction, Heinz's downward spiral can be reversed.

Over the last eight years since Mr. Johnson assumed the helm as CEO, Heinz's stock price has plummeted from $54.50 on April 30, 1998 to $33.70 on February 6, 2006, a decline of more than 38%. Over the same period, Heinz has been “restructured” five different times and earnings per share have fallen 12% from $2.15 per share to $1.89. Moreover, in eight of the last nine years, the Company has recorded numerous special items aggregating to a negative $2.94 in EPS, further demonstrating the failure of its restructurings and management's inability to improve operations. Astoundingly, Heinz has recently announced its sixth “restructuring” in just nine years. Because of Heinz's dismal performance record and lack of management credibility and accountability, Trian Group has nominated what it describes as five highly qualified, independent and experienced individuals to represent all shareholder interests on the Heinz Board of Directors. Trian Group believes that the Board will benefit from its Nominees' entrepreneurial approach, fresh perspectives, operational experience and commitment to remedying the Company's failed strategies and stagnating financial performance and to delivering results and increasing value for all shareholders.

Trian Group notes, however, that it is not seeking control of the Board and its Nominees, if elected, will not suggest that the Company move from Pittsburgh, where it has maintained a major corporate presence for more than 100 years. Instead, their goal is to establish strong shareholder representation on the Board, nominated and elected by shareholders, that will foster an open-minded deliberative process to help reestablish Heinz as a leading branded consumer products company that generates strong, consistent returns for the benefit of all Heinz shareholders. The proposed Nominees, if elected, will work with Heinz management and the other members of the Board to represent all shareholders to implement a strategic re-direction, improved operational execution, more efficient capital allocation and stronger management focus. Specifically, if elected, Trian group expects the Nominees to urge the Board to execute the following plan of action:

1.	Take measures to reduce annual costs by at least $575 million. The Company has allowed its selling, general and administrative expense (“SG&A”) to increase more than 300 basis points as a percentage of net revenue from 2000-2002 levels despite having divested a number of non-core, capital intensive businesses in transactions intended to reduce complexity. Trian Group believes SG&A over this period should have decreased by approximately

200 basis points—implying a total of 500 basis points of savings. Based on the current sales base of $8.4 billion, a 500 basis point reduction in SG&A translates into approximately $400 million of savings from current levels (Heinz's SG&A expenses for fiscal 2006 were nearly $2 billion). Further, based on their experience, they believe there is considerable opportunity to reduce cost of sales and increase gross margins given the Company's inefficient operations.

2.	Reduce “deals and allowances” spending by $300 million over time and drive growth by reinvesting these funds in consumer marketing and product innovation.
In the past, Trian Group believes Heinz has failed to properly invest in its “power” brands and has increasingly competed on price, to the detriment of long-term growth and overall brand health. Heinz, as a leading consumer products company, must make marketing and innovation its core competency and top priority, so that its brands are relevant, top-of-mind and sought after by consumers. As such, it is expected that proposed Nominees, if elected, will recommend to the Board that management reduce deals, allowances and other trade spending to retailers by at least $300 million, or approximately 3%, over a period of time and reinvest these funds in the Company's brands through increased consumer marketing and product innovation. They believe that these changes would significantly increase Heinz's current advertising budget so that its consumer advertising spending rises to a level closer to that of comparable food companies and which we believe will help grow the market for Heinz's products.

3.	Drive profitability by focusing on the key brands and geographies.
Trian Group believes the Board should establish a strategic vision that puts an end to the frantic and inefficient activity of divestitures, acquisitions and restructurings of the last eight years and focuses management on the key brands and geographies. If elected, it is expected that the proposed Nominees to work with the other Board members and management to help ensure that the Company makes more prudent portfolio decisions in the future. The proposed Nominees, if elected, will recommend to the Board that the Company conduct a comprehensive review of its operations by country, including financial performance, market share trends, capital requirements and, perhaps most importantly, synergies and strategic fit within the overall portfolio. Based on this review, the Board should then identify which businesses should be divested and which businesses the

Company should allocate additional capital for investment. The ultimate recommendations should be based on a plan that will create sustainable value for shareholders.

4.	Enhance total shareholder returns by more aggressively returning capital to shareholders through increased share repurchases and a higher long-term target dividend payout ratio.
They believe that it is an opportune time for the Company to significantly increase its share repurchase activity in light of the earnings growth that they believe would be delivered through its action plan. Trian Group recommends that the Company execute a debt financing to increase its leverage ratio to 3.5x or more, subject to maintaining investment grade ratings, and use those proceeds plus the majority of its existing cash and cash from divestitures to repurchase shares. Based on Heinz's strong free cash flow and the stability of its brands, they believe the Company could comfortably support these proposed debt levels while also maintaining ample flexibility to operate and grow its businesses. Moreover, they believe that implementing their initiatives should substantially increase the Company's cash flow going forward, resulting in a ratio of net debt to pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) of only 2.5x. In addition, Trian Group also believes that the Company should maintain its targeted dividend payout ratio of approximately 60%.

It is believed by the dissidents that the latest Heinz restructuring plan, announced June 1, 2006, bears a significant resemblance to the Trian Group's Action Plan announced on May 23, 2006. Unlike the Trian Group's Action Plan, however, the Heinz plan does not consider potential non-core divestitures and sets lower performance goals for the Company than the Trian Group's Action Plan. They believe that the Company can do better and that more aggressive steps are called for in the interest of all shareholders. Therefore, they believe not only that the Trian Group's Action Plan is the right plan for the Company but that, given the results of the Company's five prior restructuring plans, it is essential that the proposed slate of independent Nominees be elected to the Board to help ensure the proper implementation of whatever measures the Board ultimately adopts. In fact, the proposed Nominees are committed to working in a minority role and using their operational experience to help effect more prudent and thoughtful decision making, thus helping management to reverse years of significant underperformance and execute a successful strategic plan for Heinz for the benefit of all shareholders.

Each of the dissidents' Nominees is described as having an extensive,

successful business background with vast financial knowledge and branding experience. In particular, Messrs. Peltz and May, principals of Trian and two of its five Nominees, have been business partners since 1972 and since that time have participated jointly in various acquisitions and investments to build consumer products and food and beverage businesses. Over the last two decades, Messrs. Peltz and May have acquired or invested in under-performing and under-managed companies, and executed a number of operational turnarounds, including the highly successful turnaround of Snapple Beverage Corp. following its acquisition from The Quaker Oats Company. They have extensive multinational public company experience as chief executive officer and chief operating officer, respectively, at several large, multi-industry companies.

Moreover, in addition to his role as a founding partner and principal of Trian, Mr. Garden is Vice Chairman and a director of Triarc Companies, Inc., where he is responsible for corporate development activities and oversees the operations and growth of Deerfield & Company LLC, an alternative asset manager that is majority owned by Triarc and whose assets under management have grown from approximately $8.1 billion to approximately $12.4 billion since it was acquired by Triarc in July 2004. Prior to co-founding Trian and his work at Triarc, Mr. Garden was a senior investment banker at Credit Suisse First Boston, where he was responsible for providing strategic advisory services to clients, executing complex financings in both the debt and equity capital markets and managing key relationships with several large private equity firms.

Aside from his career as a professional golfer, Mr. Norman serves as Chairman and Chief Executive Officer of Great White Shark Enterprises, a privately-held multinational corporation that he established in 1993, which is devoted to the development, branding and marketing of golf and the golf lifestyle. Also, his Greg Norman Estates, an eight-year-old joint venture with Foster's Wine Estates, sells more than 230,000 cases of Australia and California wines each year and is the largest exporter of premium Australian wine in the world. Medallist Developments, a joint venture between Mr. Norman and Macquarie Bank Ltd. of Australia, currently has more than 16,000 residential units built or under construction in the U.S., Australia and South Africa and Greg Norman Golf Course Design has more than 100 golf courses completed or in development in nearly two dozen countries on five continents.

Mr. Weinstein is widely regarded as playing a critical role in reviving the Snapple brand following its acquisition from The Quaker Oats Company. As Chief Executive Officer of the Snapple Beverage Group, Mr. Weinstein is credited for successfully rebuilding distributor relationships, executing the many product and packaging innovations that broadened Snapple's brand appeal as well as for launching a number of outstanding marketing concepts and effective advertising campaigns that led to a dramatic rebuilding of Snapple's consumer base. Following the sale of the Snapple Beverage Group, Mr. Weinstein served as President, Global Innovation and Business Development for Cadbury Schweppes plc, a multinational beverage and confectionary company.

Accordingly, Trian Group believes that the 12-person board proposed by the Trian Group would combine the fresh perspectives, operational experience and branding and marketing skills of the Trian Group's five nominees, with the institutional knowledge of seven current Heinz Board members (Coleman, Holiday, Johnson, Kendle, O'Hare, Swann and Usher). Thus, the proposed slate of nominees, if elected, will work with Heinz management and other members of the board to represent all shareholders in seeking to improve operational execution, capital allocation and management focus.

Management's Position (H. J. Heinz Co. - WHITE Proxy Card)

After careful consideration and consultation with management and with its outside advisors, the current members of the Board and management believes that this proxy contest is not in the stockholders' best interests. In fact, the current members of the Board is committed to the pursuit of enhanced stockholder value and have already put in place a solid plan to achieve that goal. The Heinz Board is comprised of strong, independent leaders who represent the interests of all shareholders, and it has earned the highest of governance ratings. As such, the Company believes that Mr. Peltz's plans are not the right plans for Heinz and his corporate governance record is poor. On June 1st, the Company unveiled its aggressive but realistic Heinz Superior Value and Growth Plan, which outlines its strategy to enhance financial performance and drive shareholder value in fiscal years 2007 and 2008. Consequently, the Board and management firmly believe that now is not the time for adding a self-interested and divisive voice inside the Company's Boardroom or for distracting the Board and management team from the execution of the Superior Value and Growth Plan.

In fact, on the evening of May 24, 2006, upon the unanimous recommendations of the Corporate Governance Committee, the Board unanimously voted not to nominate the individuals named in the Peltz/ Trian slate for election to the Board. The Board concluded that the Peltz nominees do not satisfy the strong governance and independence qualifications and standards which the Company has established for its director candidates.

The Company's Corporate Governance Principles require that “directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of shareholders” and that “nominees should also represent all shareholders rather than special interest groups or any group of shareholders.”

The Board concluded that the Peltz/Trian nominees fail to meet these standards. Each of the Peltz nominees is a relative, employee, or close personal friend of Mr. Peltz and, accordingly, there is a substantial concern that, if elected to the Company's Board, they would put the interests of Mr. Peltz and Trian ahead of the interests of the Company's shareholders as a whole. In addition, the Board noted that the Peltz/Trian nominees would represent approximately 42% of the Heinz Board, even though the stock ownership of Heinz held by the Peltz/Trian group is only approximately 5.4% .

Accordingly, the Company believes that Trian's criticism of Heinz's record is misleading and unfair because it fails to acknowledge the substantial progress the Company has made over the past four years to sharpen its focus and improve its performance. By selectively addressing only on the Company's share price on the dissident's timeline (and not total shareholder return, including dividends), Heinz thinks that Mr. Peltz overlooks the fact that in recent years, Heinz has actually delivered greater overall value to its shareholders that the average of its peer companies. In relation to this, between December 20, 2002, when the Company launched its strategy to focus on three core businesses by divesting its non-core U. S. businesses, to February 3, 2006, the day before Trian became a Heinz shareholder, the Company delivered Total Shareholder Return of 18.9 percent - beating the S&P Packaged Foods peer group average of 16.0 percent over the same period.

In light of these and other considerations, the Company has improved performance over the past four years and has a plan to deliver strong earnings into the future, for which the Board will hold management directly accountable. Moreover, the Company states that it hopes that this proxy contest can focus on the following list of matters that argue for voting for the management slate and rejecting the Peltz/Trian slate:

HEINZ HAS DRAMATICALLY TRANSFORMED THE COMPANY AND DELIVERED STRONG RESULTS IN THE LAST FOUR YEARS

• Heinz has had one strategy since 2002 — sharply focusing its portfolio on three value-added core categories: Ketchup and Sauces; Meals and Snacks; and Infant Food.

• Heinz is committed to shareholder value and has returned more than $4.2 billion to shareholders through special and annual dividends and share repurchases over the past four years.

• The Company generated record cash flow of $4.4 billion over that same period.

• The Company boosted the U.S. ketchup share to a record 60 percent.

• The Company streamlined and simplified the organization while upgrading its global management team and capabilities.

HEINZ IS ON TRACK TO DELIVER SUPERIOR VALUE AND GROWTH

Building on its success of the past four years, Heinz launched its aggressive but realistic Superior Value and Growth Plan on June 1, 2006 (elements of which were announced in September 2005). Implementation of this two-year plan is already well underway, and the Company is actually meeting or exceeding its key growth and business metrics as they approach the end of the first quarter.

• On the growth front, the Company will introduce 100 new products this year, supported by a significant increase in marketing spending and exciting new advertising for Heinz Ketchup.

• It has specific plans to achieve cost reductions of $355 million over the next two years.

• Heinz is projecting an increase in earnings per share of 10 percent to $2.35 for this fiscal year with a further 8 percent increase to $2.54 next fiscal year.

• It has increased the dividend by 16.7% for FY2007 and are committed to maintaining a payout ratio of approximately 60% going forward.

• In addition, it is planning to repurchase $1 billion of Heinz shares over the next two years.

THE HEINZ BOARD OF DIRECTORS IS STRONG AND INDEPENDENT, FOCUSED ON PERFORMANCE AND COMMITTED TO REPRESENTING THE INTERESTS OF ALL HEINZ SHAREHOLDERS

Corporate governance matters at Heinz, is reflected by its performance and independence. In fact, the Company has outperformed 97.7 percent of all the companies in the S&P 500. All Heinz directors, excluding the Chairman, as a company employee, meet the New York Stock Exchange's standards for Board independence. Additionally, in order to keep its perspective fresh, the Heinz Board has added two new directors in Fiscal 2006, with one-third of the Board newly elected in the last three years. Moreover, the majority of Heinz directors have successful records leading multi-national companies and/or serving as directors of other successful public corporations.

The Company assures shareholders that the eleven independent directors on the Heinz Board will remain fully focused on holding management directly accountable for increasing shareholder value and improving performance.

THE COMPANY BELIEVES THAT TRIAN'S PLAN IS FLAWED

While the Company would rather focus on what Heinz will continue to do for its shareholders, the Company believes it has a responsibility to keep them fully informed about the Trian Group. Quite simply, Heinz believes that the Peltz/ Trian plan for Heinz announced on May 23, 2006, lacks a timeline for implementation, ignores cost inflation, ignores required restructuring costs, lacks specific initiatives, and is unrealistic. Accordingly, their plan brings no new ideas to the Company and demonstrates a fundamental lack of understanding of Heinz's business:

• Trian's suggestion that Heinz sell two of its best international businesses reveals a general lack of sophistication about managing a global company.

• Trian's proposed $575 million of cost cuts are unrealistic and are so drastic that they would harm the Company. Trian's proposed cuts appear to be based on theoretical and simplistic assumptions. For example, Trian proposes $400 million in selling, general and administrative cuts. Even if Heinz eliminated every single general and administrative employee around the globe, the Company would still not save $400 million. As it stands today, Heinz's SG&A costs are well below the food industry average.

• Trian's proposed reductions in deals and allowances, or D & A (money invested with retailers to promote our products), are risky, misguided and based on vaguely sourced and inaccurate benchmarking. Trian's demands could wreck carefully cultivated customer relationships. A thoughtful, measured approach to D & A reduction has been a Heinz priority since 2003. In Heinz's U.S. Consumer Products unit, D & A spending has decreased 430 basis points to 16.9 percent of sales over the past three years. This is well below the peer average of 18 percent calculated by independent industry consultant Cannondale Associates, which has designated Heinz's program as “best-in -class.”

• Trian's only proposed specific growth initiative (ketchup dip cups) shows a surprising ignorance of the publicly available information that Heinz already sells over 300 million dip cups annually, including nearly 200 million to McDonald's.

• Trian itself suggests that its guarantees and assurances count for little because, as it stated on June 22, 2006, “members of the Trian Group reserve the right to change any of their opinions expressed herein at any time.”

• Standard & Poor's has said that “a successful election of those (Trian)

board members would likely further strain financial policy” at Heinz.

HEINZ'S BOARD HAS DETERMINED THE TRIAN NOMINEES DO NOT MEET CORPORATE GOVERNANCE STANDARDS

The Company's Board has determined, after careful due diligence, that Mr. Peltz and his nominees do not meet the qualifications and standards for directorship as set forth in Heinz's Corporate Governance Principles. Each of the Trian nominees is an employee, relative or close personal friend of Mr. Peltz and could be expected to vote as a bloc rather than participate in deliberative discussions as independent directors:

• Peter May has been Mr. Peltz's business partner for 30 years.

• Edward Garden is Mr. Peltz's son-in -law.

• Greg Norman has described Mr. Peltz as “one of his closest friends.”

• Michael Weinstein is a former employee and business associate of Mr. Peltz.

A 5.5% SHAREHOLDER SEEKS OVER 40% OF HEINZ'S BOARD SEATS

In Heinz's view, Trian's nominees would represent a single voting bloc that Heinz expects would act in Trian's interest. In relation to this, on the Company's Web site, they have detailed several instances over the course of their business careers in which Messrs. Peltz and May have been sued by shareholders of companies they controlled. Yet the Peltz/ Trian nominees are attacking the Company's record, often misstating or omitting key facts about Heinz. The reason is simple — the Company firmly believes that they are trying to divert attention away from their poorly-conceived, unrealistic, and superficial plan. As such, the Company believes that electing Mr. Peltz or any of his hand-picked nominees is not simply a matter of adding a “new voice” to the Heinz Board — it is incurring the risk of electing a self-interested voting bloc that would destroy shareholder value, not enhance it.

Therefore, the Company's Board and management team strongly believe that the Superior Value and Growth Plan is the right plan for Heinz and the right means of achieving aggressive but realistic goals for Heinz and all of its shareholders. Consequently, re-electing the current Heinz directors candidates will be a key component of the successful implementation of the Company's plans. In fact, the current Board meets the highest standards of independence, loyalty and competence. They believe strongly in the strength of the Heinz franchise and in the shareholder value embedded in that franchise. The Company believes that now is not the time to jeopardize Heinz's strong governance system or to place the Company's plans for delivering superior value at risk.

Further, it should be noted that the Company recently met with many of its shareholders, including CalPERS, and as a result has agreed to the following provisions to further strengthen governance and accountability:

o	adopt "majority voting" in the election of directors.

o	recommend that shareholders reduce supermajority voting provisions from 80% to 60%

o	if a rights plan were to be adopted, the company would gain shareholder approval within one year of adoption

o	add up to two new directors that meet the company's strong governance standards

o	hold regular meetings between its independent directors and key shareholders.

Analysis and Evaluation:

While acknowledging the past weaknesses of the Company and the fact that some of the recently announced plans and recently agreed to changes in corporate governance have apparently been brought about, at least in part, by pressures of the current proxy contest, we believe that election of the Peltz/Trian nominees would not be in the interest of shareholders and that election of the slate of nominees proposed by management (with the exceptions noted below) is in the best interest of the Company and its shareholders. In arriving at this conclusion, we have considered the following factors:

o	We have concerns regarding the wisdom of the Peltz/Trian proposed cost-cutting plan, which, as described to date, lacks details and appears drastic and somewhat superficial.

o	We have concerns about Standard & Poor's recent comment in connection with the lowering of the Company's corporate credit and senior debt ratings, that election of the Peltz/Trian slate "would likely further strain financial policy" at the Company.

o	We have concerns regarding the degree to which individual members of the Peltz/Trian slate, if elected, would exercise their independent judgment on behalf of all shareholders, as opposed to voting as a bloc--a bloc holding 5.4% of the voting power while comprising over 40% of the Board..

The nominees appear qualified, and we recommend that clients vote

FOR the nominees on the WHITE proxy card provided by the management, with the exception of Independent outside directors Leonard S. Coleman, Jr. & Edith E. Holiday, both currently holding 5 and 4 other corporate directorships, respectively. We prefer that directors serve only at most 3 other corporate directorships to ensure the effective and prudent exercise of their fiduciary duties as directors. Also, see our corporate governance comments above. We believe that in the future, a shareholder proposal should be put forward which provides for a meaningful election of directors (e.g. multiple nominees for each seat).

We note the presence of key Board committees comprised solely of Independent outside directors. Also, all directors of the Company attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which they served at that time.

•	Proposal 2 - "Ratification of Auditors":

NOTE THAT THE AGENDA ITEMS AND RECOMMENDATIONS PROVIDED IN THIS REPORT PERTAIN TO THE AGENDA ON THE WHITE PROXY CARD PROVIDED BY THE MANAGEMENT OF THE COMPANY. WE RECOMMEND VOTING THE WHITE PROXY CARD.

PricewaterhouseCoopers LLP has served as independent auditors for H. J. Heinz Company, and we have seen no evidence that its integrity, independence or professionalism is in question. We recommend a vote "FOR" this Proposal.

PROXY Governance, Inc.	Page 1 of 16

PROXY Governance, INC.	Contact: Alesandra Monaco

HEINZ (H J) Co (NYSE : HNZ)

Annual Meeting Record Date: 06/08/2006 Meeting Date: 08/16/2006

Classification: Fortune 500, Russell 3000, S&P 500	• Investor Relations
Fiscal Year End: 04/30/2006	• Proxy Statement
Market Capitalization: $13.7B	• SEC Filing 10k
Solicitor: MacKenzie Partners, Inc. (Management)	• Company Description
Shareholder Proposal Deadline: NA

Meeting Agenda

Management’s Proxy Card–WHITE	Recommendations
Proposals	Management	PROXY Governance
MGT MGT	1 1. 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 1.10 1.11 1.12 2	Elect Nominees
 W.R. JOHNSON
 C.E. BUNCH
 M.C. CHOKSI
 L.S. COLEMAN, JR.
 P.H. COORS
 J.G. DROSDICK
 E.E. HOLIDAY
 C. KENDLE
 D.R. O’HARE
 D.H. REILLEY
 L.C. SWANN
 T.J. USHER
Ratify Appointment of Auditors PricewaterhouseCoopers LLP	FOR FOR FOR FOR FOR FOR FOR FOR FOR FOR FOR FOR FOR FOR	NONE NONE NONE NONE NONE NONE NONE NONE NONE NONE NONE NONE NONE NONE	Analysis Analysis
MGT=Management, SH=Shareholder, SHB=Shareholder—binding proposal

Dissident’s Proxy Card-GOLD			Recommendations
Proposals			Management	PROXY Governance
MGT SH	1 1.1 1.2 1.3 1.4 1.5 2	Elect Nominees NELSON PELTZ PETER W. MAY EDWARD P. GARDEN GREG NORMAN MICHAEL F. WEINSTEIN Repeal Bylaw Amendments Adopted by Board	FOR FOR FOR FOR FOR FOR FOR	SPLIT FOR WITHHOLD WITHHOLD WITHHOLD WITHHOLD FOR	Analysis Analysis
MGT	3	Ratify Appointment of Auditors – PricewaterhouseCoopers LLP	FOR	FOR	Analysis
MGT=Management, SH=Shareholder, SHB=Shareholder—binding proposal

Table of Contents

Comparative Performance Analysis
•	Peer Companies
•	Comparative Return to Shareholders
•	Composite Performance Summary
•	Performance Summary

Governance Analysis
•	Executive Compensation

PROXY Governance, Inc.	Page 2 of 16

•	Director Compensation
•	Board Profile
•	Stock Ownership/Voting Structure
•	State law/Charter/Bylaw Provisions
•	Auditor Profile
•	Vote Results

Proposal Analysis

Comparative Performance Analysis

PROXY Governance’s Comparative Performance Analysis contains calculations and graphs that reflect a company’s historical performance and that of its industry peers (listed below) based on certain key financial metrics generally over a five-year period.

Comparative Performance
Analysis Peer Companies

For the Comparative Performance Analysis, generally up to 10 peer companies are selected primarily based on industry, but also considering market capitalization.

Peer Companies
CAMPBELL SOUP CO HERSHEY CO SARA LEE CORP	CONAGRA FOODS INC KELLOGG CO TYSON FOODS INC –CL A	DEAN FOODS CO KRAFT FOODS INC WRIGLEY (WM) JR CO	GENERAL MILLS INC MCCORMICK & CO INC

Comparative Performance Analysis
Comparative Return to Shareholders

The graphs above depict total shareholder return and compounded annual growth rate at specific points in time over the past five years based on average monthly stock prices. The graphs should be read from left (present time) to right (60 months before present time). The graphs allow the user to determine either the company’s total shareholder return or compounded annual growth rate to date based on an investment made at a specific point in time over the last five years. Assumes payment, but not reinvestment, of dividends.

Comparative Performance Analysis
Composite Performance Summary

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	Percentile relative to S&P 1500		Percentile Pts.
Composite: Quarterly Shareholder Returns: Cash Flow from Operations/Equity: Return on Equity: Revenue/Expenses:	Company 60 35 94 95 53	Peers 56 37 78 86 59	Trend 3 6 Same as peers Same as peers Same as peers

*Based on five-year data when available

Comparative Performance Analysis
Performance Summary

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Governance Analysis

Governance Analysis
Executive Compensation

PROXY Governance evaluates a company’s executive compensation over the last three years, as available, and compares that to the median compensation paid by its peers over the same time frame. For our compensation model generally 20 peer companies are selected based on similarity of market capitalization and broad economic sector using the GICS. Only U.S. and certain U.S. reporting companies that are incorporated offshore are included in this peer group.

The graph that follows shows:

•	The average three-year CEO compensation paid by the company expressed as a percentage from median peer compensation.
•	The average three-year compensation paid to the company’s other named executives (excluding the CEO) as a percentage from median peer compensation.

Domestic Peer Companies
AVON PRODUCTS COCA-COLA ENTERPRISES INC KELLOGG CO REYNOLDS AMERICAN INC WHOLE FOODS MARKET INC	BROWN FORMAN CORP CONAGRA FOODS INC KRAFT FOODS INC SAFEWAY INC WRIGLEY (WM) JR CO	CAMPBELL SOUP CO GENERAL MILLS INC KROGER CO SARA LEE CORP	CLOROX CO/DE HERSHEY CO PEPSI BOTTLING GROUP INC SYSCO CORP

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Executive Compensation

	Salary	Bonus	Other Annual Comp.	Restricted Stock	Stock Options[1]	LTIP	All Other	1-yr Pay[2]	Avg. Pay[2]

William R. Johnson	$1,050,000	$2,390,000	$81,021	$777,025	$3,041,369	$0	$165,753	$7,965,589	$7,509,481
Chairman, President and
CEO
A B. Winkleblack	$525,000	$540,183	$0	$236,279	$619,932	$0	$114,585	$2,023,848	$1,979,964
Executive Vice President
and CFO
J P. Berger	$525,000	$469,634	$0	$236,279	$619,932	$0	$335,359	$2,292,627	$1,848,758
Executive Vice President
– Global Foodservice
D C. Moran	$498,109	$659,432	$0	$210,053	$382,287	$0	$1,103,888	$2,824,709	$2,142,727
Executive Vice President
– Consumer Products
Jimenez J. Heinz	$548,833	$414,779	$0	$247,507	$619,932	$0	$1,763,221	$3,649,757	$1,991,092
Executive Vice President
– Europe
M D. Milone	$420,000	$425,072	$0	$168,016	$413,288	$0	$651,900	$2,098,581	$1,318,910
Senior Vice President –
Australia, New Zealand
and Rest of World

[1] Options valued using binomial formula.
2 Restricted stock is annualized over the year of the award and following three years; LTIP is annualized over the year of the award and previous two years. Average pay is based on three-years of pay data, when available.

Source: Executive Pay: Data provided by Aon Consulting’s eComp Database As disclosed for fiscal year end 2006.

Governance Analysis
Director Compensation

Board Member Compensation

Annual Fees						Initial Fees

Cash	Stock Awards / Units ($)	Stock Options ($ / # shares)	Minimum Portion Paid In Stock	Board Meeting Fee	# Board Meetings	Stock Awards / Units ($)	Stock Options ($ / # shares)

$60,000	$125,640	-- / --	68%	$1,500	9	--	-- / --

Governance Analysis
Board Profile

		Term	Not							Other	<75%	No	Prev. yr.
Name	Nominee	Ends	Ind.	Position	Audit	Comp.	Nom.	Age	Tenure	Board	Att.	stock	withhold
										Seats			votes
Charles E. Bunch	☒	2007			☒			57	3	1			1.9%
Mary C. Choksi	☒	2007			☒			56	8	--			1.8%
Leonard S. Coleman
Jr.	☒	2007			☒		☒	57	8	5			2.5%
Peter H. Coors	☒	2007				Chair	☒	59	5	2			1.9%
John C. Drosdick	☒	2007			☒			62	1	2			--
Edith E. Holiday	☒	2007				☒	☒	54	12	5			2.9%
				Chair,
				CEO,
William R. Johnson	☒	2007	☒	President				57	13	--			2.5%

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Candace Kendle	☒	2007		☒		☒	59	8	1	1.9%
				Chair,
				Financial
Dean O’Hare	☒	2007		Expert	☒		64	6	2	1.9%
Dennis H. Reilley	☒	2007			☒	☒	53	1	2	--
Lynn C. Swann	☒	2007				☒	54	3	--	1.9%
			Presiding
Thomas J. Usher	☒	2007	Director		☒	Chair	63	6	3	2.2%

Independence

Board	91.7%
Audit	100.0%
Compensation	100.0%
Nominating Governance	100.0%

PROXY Governance believes that the Self-Regulatory Organizations’ (SAOs) standards of independence are satisfactory and does not support the use of an additional overlay of independence standards, which may vary among advisory services, institutional investors, and commentators. PROXY Governance believes that if the SROs standards are perceived to be inappropriate, interested parties should reopen the debate with the SROs or the SEC to have those standards adjusted.

Governance Analysis
Stock Ownership/Voting Structure

Type at stock	Outstanding shares	Vote(s) per share

Common Stock	332,360,964	1
Preferred Stock	8,116	0.5

Director & Officer Ownership	Significant Shareholders

2.4%	Capital Research and Management Co.	13.7%
	Trian Fund Management, L.P.	5.5%

Governance Analysis
State Law/Charter/Bylaw Provisions

State Law Statutory		Charter/Bylaws Provisions
Provisions

State of incorporation	Pennsylvania	Classified board
Cumulative voting
Business combination	☒	Dual class/unequal voting rights	☒
Control share acquisition	☒	Blank check preferred stock	☒
Fair price provision	☒	Poison pill
Constituency provision	☒	Directors may be removed only for cause
Poison pill endorsement	☒	Only directors may fill board vacancies	☒
		Only directors can change board size	☒
Supermajority vote to remove directors
		Prohibit shareholders to call special	☒
meetings
Prohibit action by written consent
		Fair price provision	☒
		Supermajority vote for merger/business	☒
transactions
		Supermajority to amend charter/bylaw	☒
provisions
Constituency provision

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Governance Analysis
Auditor Profile

Peer group includes companies listed under Executive Compensation.

PricewaterhouseCoopers LLP has served as the company’s independent auditors since 1979.

Audit Fees

	Audit fees	Audit Related fees	Tax fees	Other fees	Total fees paid

HEINZ (HJ) CO	$8,707,000	$283,000	$3,047,000	$0	$12,037,000

As disclosed for fiscal year end 2006.

Governance Analysis
Vote Results of Last Annual Meeting

	Proposals	% FOR Votes[1]	For Votes	Against Votes	Abstentions	Broker Non-Votes

MGT	Elect directors[2]	97.1%
		98.2%
MGT	Ratify Appointment of Auditors
	PricewaterhouseCoopers	98.2%	289,886,454	5,304,859	2,762,484	0
SH	Consider Strategic Alternatives to	5.5%	13,141,92	227,056,332	5,095,593	52,660,780
	Maximize Value
SH	Eliminate Supermajority Vote	65.0%	156,632,834	84,324,299	4,335,883	52,660,780

		1As a % of votes cast for and against; may not reflect passage of proposal.			[2]Low — High director votes.

Note: See the Board Profile for individual director votes.

Proposal Analysis

Management

1     Elect Nominees
PROXY Governance Vote Recommendation: SPLIT (Dissident Nominees)

Proposal:

To elect 12 nominees to the board for one-year terms expiring in 2007; William R. Johnson, Charles E. Bunch, Mary C. Choksi, Leonard S. Coleman, Jr., Peter H. Coors, John G. Drosdick, Edith E, Holiday, Candace Kendle, Dean R. O’Hare, Dennis H. Reilley, Lynn C. Swann and Thomas J. Usher.

Two hedge funds, Trian Partners Master Fund, L.P. led by Nelson Peltz, Peter May and Edward Garden, and Sandell Asset

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Management, (collectively referred to as the Trian Group) which own in the aggregate approximately 5.5% of the company’s outstanding common stock, are soliciting proxies in opposition to five of management’s nominees and in favor of five nominees that they have proposed for election.

Management Slate

With respect to management’s nominees who are opposed by the dissidents, we note that Bunch, Choksi and Coors have served on the board since 2003, 1998 and 2001, respectively. Drosdick and Reilley joined the board on Nov. 9, 2005, and were identified as nominees for election by an outside recruiter.

•	C. Bunch, 57 — chairman and CEO of PPG Industries Inc.
•	M. Choksi, 55 — managing director of Strategic Investment Partners Inc. and Emerging Markets Investors.
•	P. Coors, 59 — vice chairman of Molson Coors Brewing Co. He is also a director of U.S. Bancorp.
•	J. Drosdick, 62 — chairman, president and CEO of Sunoco Inc. He is also a director of United States Steel Corp.
•	D. Reilley, 53 — chairman and CEO of Praxair Inc. He is also a director of Marathon Oil Corp.

Dissident Slate

The dissidents’ five nominees are:

•	Nelson Peltz, 64 — CEO of Trian Fund Management L.P, and chairman and CEO of Trian Companies Inc.
•	Peter May, 63 — president and founding partner of Trian Fund Management L.P. arid president and COO of Trian Companies Inc. He is also a director of Encore Capital Group Inc.
•	Edward P. Garden, 45 — portfolio manager and founding partner of Trian Fund Management L.P. and vice chairman and EVP of Trian Companies Inc.
•	Greg Norman, 51 — chairman and CEO of Great White Shark Enterprises Inc. and a professional golfer.
•	Michael F. Weinstein — 57 chairman of INOV8 Beverage Co. LLC, a marketing and developing company of beverage products and concepts.

Garden is Peltz’s son-in-law.

If any of the above nominees are unable to serve as a director, the dissidents have presented two alternate nominees;

•	Peter H. Rothschild, 50 — managing member of Daroth Capital LLC and president and CEO of Daroth Capital Advisors LLC. He is also a director of Wendy’s International Inc. and Deerfield Triarc Capital Corp.
•	Thomas E. Sandell, 45 — founder, principal and CEO of Sandell Asset Management Corp.

Directors wilt be elected by a plurality of votes cast.

Analysis:

•	Board size: 12
•	New directors since last year: 2 (Drosdick and Reilley)
•	Independent directors: 11
•	Non-independent directors; 1 (Chair/President/CEO W. Johnson)

Audit Committee and Corporate Governance Committee member Coleman serves on five other public company boards, including two audit, two compensation and two nominating committees (but does not chair any of these committees). He is also presiding director at Cendant Corp. and serves on a number of non-profit boards. Holiday serves on four other public company boards and is a director or trustee of several Franklin Templeton mutual funds. At Heinz, she serves on the Compensation and Corporate Governance committees. While we do not question their individual qualifications, we believe that membership on this number of boards involves a significant time commitment which could limit the effectiveness of their service to each company.

After discussions with the California Public Employees’ Retirement System (CaiPERS) and other shareholders, on July 20, 2006, the board committed to make a number of governance changes to improve hoard accountability. These include adopting majority voting in the election of directors and reducing the current supermajority voting provisions from 80% to 60% (which applies to its fair price provision and director and officer indemnification provisions). These will be put to a shareholder vote at the 2007 annual meeting. The company will also hold regular meetings between independent directors and key shareholders, add two more independent directors to the board and not adopt a shareholder rights plan without seeking a shareholder vote within one year of adoption. The company did not indicate that these commitments were prompted by the impending proxy contest, although it would appear that outside pressure has been a catalyst to these changes. The board has retained an outside search firm (Spencer Stuart) and has compiled a list of potential nominees with consumer marketing, capital markets, international and deal making expertise. In discussions with management, the company also stated that it expects to add the new directors within two to three months and the new directors would stand for election at next year’s annual meeting. Management and the board also indicated a willingness to work with shareholders who may wish to recommend candidates.

PROXY CONTEST

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Dissident’s Involvement with the Company

The Trian Group (Trian) first bought into the company on Feb. 4, 2006. On March 2, Trian informed the company that it sought to nominate five individuals for election to Heinz’s board at its 2006 annual meeting and proposed an amendment to the company’s bylaws so that it would not be impeded in efforts to elect its five nominees. Two face-to-face meetings between management representatives and the dissidents occurred following Trian’s letter to the company. On March 13, Peltz met with CEO Johnson to inform him of Trian’s status as a significant shareholder and to discuss suggested operational improvements and changes in strategy. On March 29, Peltz, May and Garden met with Johnson, members of Heinz senior management and outside financial advisors to discuss the company’s main business segments and ideas for enhancing shareholder value. The company says that Peltz did not offer any in-depth ideas on how to improve Heinz’s business; however Trian contends that management through information shared with the company s financial advisors reacted positively to the discussions and that Trian’s request for board representation would be considered. The company also offered to share non-public information with Peltz, subject to him entering into a confidentiality agreement in order to comply with federal securities laws. The company states that Peltz declined this offer, although Trian does not confirm or deny such a request.

On May 23, Trian issued a white paper, “Results Speak Louder than Words: A Plan to Enhance Value at Heinz,” announcing the reasons for Trian’s investment in Heinz, its suggested actions to improve shareholder value and the reasons for seeking the election of the group’s nominees. In the paper, Trian argues that, among other things, as a result of management’s inability to grow the business and the lack of a focused strategy, the company’s stock price had declined more than 38% since Johnson became CEO. On May 24, upon the unanimous recommendation of the Corporate Governance Committee, the board concluded that the Trian nominees did not satisfy the company’s governance and independence qualifications and rejected all five of its director candidates. On June 1, the company unveiled the Heinz Superior Value and Growth Plan, which outlines its strategy to enhance performance and drive shareholder value in fiscal 2007 and 2008 through a reduction of costs to improve margins growing the core portfolio, and generating and using cash to deliver superior shareholder value Trian argues that the company modeled its own plan after the Trian plan, while Heinz contends that Peltz developed his overhaul plan after listening to the company’s plans underdevelopment.

Dissident View

Over the past few months, Trian (formed in November 2005) has made a substantial investment in the company because it believes that the company’s shares are undervalued and does not believe that the current board is acting in shareholders’ best interests. Further, the dissidents believe that four of the five current Heinz directors, whom the Trian group would replace if elected, have extensive interlocking corporate and non-profit board relationships that impede board accountability. In discussions with PROXY Governance, Trian indicated a willingness if elected to maintain continuity with the board’s current lead director (Usher) and Audit Committee (O’Hare is chair). Trian indicated that it is dissatisfied with the current composition of the Compensation Committee (Bunch, committee chair Coors, Holiday, O’Hare, Reilley, and Usher), claiming that while the company’s EPS and share price have declined, executive compensation has increased. [PROXY Governance notes that Holiday who serves on a total of six boards and is a Compensation Committee member was not singled out by Trian for replacement.] In addition, Trian states that management has overseen six failed restructurings since 1997. [PROXY Governance notes that the company disputes that it has had six restructurings during this time period as it has been in the process of one restructuring since 2002.] As the company’s second largest shareholder, Trian believes that strong shareholder representation on the board is needed and if elected the Trian nominees would not seek control of the company and would work with existing management, including CEO Johnson, to implement a strategic redirection, improve operational execution and strengthen management’s focus.

Trian argues that management’s action plan bears a significant resemblance to the Trian action plan. The group believes that management has essentially co-opted its plan but set lower performance goals for the company. Specifically, Trian’s position paper outlines its action plan as follows, which it believes is superior to the management plan:

•	Reduce annual costs by at least $575 million. Trian believes that selling, general and administrative (SG&A) expenses should be decreased by approximately $400 million from current levels. Further, Trian believes there is considerable opportunity to reduce cost of goods sold (COGS) by $175 million and increase gross margins given the company’s inefficient operations.
•	Reduce deals and allowances by $300 million over time and drive growth by reinvesting these funds in consumer marketing and product innovation. Trian believes that management has failed to properly invest in its “power” brands and the company should make marketing and innovation its core competency and top priority. Management should reduce deals, allowances and other promotions to retailers by at least $300 million over a period of time and should reinvest these funds in the company’s brands through increased consumer marketing, advertising and product innovation,
•	Drive profitability by focusing on the key brands and geographies. Trian believes that the current board lacks a strategic vision with respect to divestitures acquisitions and restructurings. It says that such deals have been quite damaging over the last eight years and that management should focus on the key brands and markets. For example, baby food maker Plasmon in Italy and soy sauce and juice producer ABC in Indonesia represent potential divestiture candidates that are non-core, are geographically independent and could likely be sold at premium valuations, subject to tax considerations.
•	Enhance total shareholder returns by more aggressively returning capital through increased share repurchases and a higher long-term target dividend payout ratio. The company should execute a debt

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financing to increase its leverage ratio to 3.5 times or more, subject to maintaining investment grade ratings, and should use those proceeds plus the majority of its existing cash and cash from divestitures to repurchase shares. The dissidents also believe that the company should consider maintaining its current dividend payout ratio in the mid-50% range.

Trian argues that since CEO Johnson began leading Heinz in 1998, management has failed to increase shareholder value or to improve Heinz’s financial results. Specifically, the company’s EPS has declined from $2.15 in 1998 to $1.89 in 2006. Heinz’s stock price has declined from $54.50 to $33.70 and SG&A has increased from $1.5 billion in 2001 to $1.8 billion in 2006 while net revenue has decreased from $8.8 billion in 2001 to $8.4 billion in 2006. Trian notes that more than a majority of the board has served for five years or more and has presided over a series of ill-fated divestitures and acquisitions, including selling leading businesses in two of the fastest growing sectors of the food industry dietary and organic foods. Trian cites the Weight Watchers classroom business sale which in July 1999 was deemed “not a strategic fit” for the company and was sold for $735 million. Trian notes that today Weight Watchers has a $4.2 billion market cap and an enterprise value of almost $5 billion.

Trian believes that the board would greatly benefit from its “entrepreneurial approach, fresh perspectives and commitment to holding management accountable for its stated goals,” and believes its nominees have the right experience and operational track record of working closely with management teams to improve financial results and protect and build shareholder value. Over the previous two decades, Peltz and May have acquired or invested in underperforming companies, including the acquisition and sale of Snapple Beverage Corp., which was purchased for $300 million and sold for an enterprise value of approximately $1.5 billion in October 2000. Most recently, Trian acquired a 5.5% stake in Wendy’s International and outlined a strategic plan entitled “A Recipe for Successful Value Creation” in December 2005. As a result of Trian’s involvement, Wendy’s placed three representatives proposed by Trian on its board in March 2006 and divested its Canadian quick service chain, Tim Horton’s Inc.

Management View

The board believes that Trian’s plan is unrealistic and its nominees would not add shareholder value or improve the company’s long-term prospects. Management says its nominees, on the other hand, would represent all shareholders, have overseen a significant overhaul of the company and the board, directed the development of the Heinz Superior Value and Growth Plan, and are open to recommendations on how to enhance shareholder value and governance.

The board notes that two new directors joined the board within the last seven months, one-third of the board is new within the last three years and ten out of 12 directors are new since 1997. These directors have a long track record of leadership positions with major multinational companies and a majority of these directors have experience serving on the boards of other large public companies. The board questions the governance record, of Trian Companies, Peltz and May and believes that any representation from Trian would not add value and would be divisive, disruptive and unproductive. For example, management cites Peltz s sale of American National Can Co. to Pechiney SA which resulted in a shareholder settlement of $70 million for alleged fraud, breach of fiduciary duties, and violation of U.S. securities laws. Management also notes that shareholders sued Trian Companies for allegedly reserving the right to award compensation in excess of that approved by shareholders.

The board notes that Heinz’s total shareholder return has exceeded that of its peer group since the Del Monte spinoff in 2002, both before and after Trian began acquiring its stake. Since December 2002 the board states that Heinz s TSR has outperformed the S&P Food Group at 18.9% versus 16%.

During the next two years, under the Heinz Superior Value and Growth Plan, the company plans to achieve a savings of $265 million in COGS and $90 million in SG&A as well as a $145 million reduction in promotions. The company notes that Trian’s suggested $400 million cut from SG&A is more than its entire labor expense in SG&A. The company will reinvest a significant portion of these savings in sales growth, including $317 million in marketing and advertising in fiscal 2007 (an 18.7% increase over 2006); launch more than 100 new products in fiscal 2007; and seek double-digit increases in research and development funding in each of the next two years. The company also announced that it will increase its dividend to $1.40 per share in 2007 from $1.20 per share in 2006 and will repurchase $1 billion in stock over the next two years.

Together with its sharper portfolio focus, the company claims it will devote its energy and resources primarily to its six developed markets of the United States, Canada, United Kingdom, Italy, Western Europe and Australia/New Zealand and five emerging markets (China, India, Russia, Indonesia, and Poland). The company claims that its developed markets account for half of the $1.5 trillion global packaged food market and generate more than 85% of the company’s sales and approximately 95% of economic profit. The company’s five “fast-growing” emerging markets represent over 40% of the world’s population and 15% of the world’s GDP growth. The company expects to generate one-quarter of its total sales growth in 2007 from these five markets, which are forecast to grew sales by over 10%.

The board believes that Peltz’s plan is flawed for a number of reasons, including;

•	Trian’s plan lacks a timeframe, implementation costs and restructuring charges, does not consider fuel, commodity or wage inflation, and original initiatives to achieve growth or cost reductions;
•	Its share repurchase target of $1.8 billion is $800 million higher than Heinz’s two-year goal, which the beard believes would result in achieving only a “junk bond” status;
•	The Trian proposed elimination of the Ore-Ida brand would be detrimental to its overseas markets, where it is one of Heinz’s fastest growing brands.

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The board also believes that the Trian nominees are not independent of each other and their representation an the board would create a significant voting bloc. It also notes believes that Peltz and May’s involvement with Wendy’s creates a conflict of interest as Heinz identifies the food service chain as one of its largest food service competitors.

Performance/Analyst Opinion/Compensation Overview

Performance: According to PROXY Governance’s performance analysis, the company has performed in line with peers over the past five years; the company ranks at the 60th percentile relative to the S&P 1500. With regard to quarterly shareholder returns, the company has underperformed peers (35th versus 37th percentile), although not significantly. Our performance analysis also indicates that the company has been improving relative to peers with regard to quarterly shareholder returns, although we note that since February 2006, Heinz’ stock price has increased approximately 25%, presumably due to talk of activist involvement.

Analyst Opinion

In early March, as the likelihood of Peltz’s contest became more certain, analysts commented on the company’s current condition. On March 3, an A.G. Edwards report stated that a management shakeup might be in order and Bear Stearns indicated that although CEO Johnson had made many of the right moves, poor stock price performance could find Peltz serving as a “lightning rod for investor discontent.” In a research note dated April 24, A.G. Edwards also referenced this same investor “disdain.”

Based on reports available on Reuters, equity analysts generally found the numbers contained in management’s plan to be more realistic and achievable than those in the Peltz plan. However, analysts also seem skeptical of the company’s ability to successfully implement substantial cost cutting measures citing the company s past attempts. Analysts additionally seem wary of making significant cuts to promotions particularly in Europe without a corresponding loss of sales although most agree that the company will need to increase spending on marketing. Comparing specific aspects of the Heinz and Trian plans, analysts made the following observations:

•	SG&A savings: Analysis were generally skeptical that the company could cut $400 million from SG&A. but felt there was certainly some room to trim. Prudential found Heinz’s SG&A as a percentage of revenue to be one of the better performances among food companies and saw Trian’s $400 million figure as “problematic.” Lehman Brothers did not believe that the company was the worst SG&A performer in its group, but also suggested that the company could be leaner. Citigroup contemplated that the company could realize SG&A savings, but without more visibility into what sources of savings Peltz had specifically identified found the $400 million number to be difficult to endorse or refute. Prudential also noted Peltz’s initial filing on Wendy’s suggested a $200 million cost reduction opportunity, while the subsequent plan only contemplated $100 million in savings. A.G. Edwards stated that Heinz’s increase in SG&A since 1998 was likely due to acquisitions.
•	COGS savings: In regard to COGS savings, Prudential noted that Heinz was at the lower end of gross margin performance in its peer group, and believed there may be merit to Peltz’s idea of improving plant efficiency as the company lags its peers in sales per plant and per employee. A.G. Edwards agreed, stating that Heinz is second to last in the large-cap food realm in terms of these ratios and saw opportunity for improvement. Citigroup and Lehman Brothers blamed the company’s relatively significant emerging market exposure as a reason for the currently lagging sales per plant and sales per employee figures. A.G, Edwards and Prudential, however, believed Trian’s projected $175 million COGS savings figure to be unrealistic.
•	Deals and allowances savings: Most analysts cited a chronic underinvestment in brand-building and marketing initiatives at Heinz, although they observed that if the source of additional spending in marketing was a reduction in promotions, the company would likely experience a loss of sales Citigroup agreed with Peltz’s suggestion to decrease promotions and redeploy such savings into marketing spending, but suggested caution in the speed with which promotion spending be lowered Citigroup did, however agree that marketing spending should be increased immediately.
•	Divestitures and share repurchases: Analysts generally agreed that Peltz’s suggestion that the company divest businesses in emerging markets would come at a cost to future growth. A.G. Edwards observed that the company had already largely divested its underperforming businesses although agreed that more aggressive share repurchase activity should take place. A.G. Edwards went on to say that the company would likely achieve some consistency going forward due to the divestures undertaken in the last year.

In general, Citigroup found that the company’s plan made a strong case that the opportunities for cost savings were not as great as Peltz made them out to be, but was concerned with cutting deals and allowances in Europe, particularly the United Kingdom. A. G. Edwards was also concerned that cutting promotions could lead to a fall off in volume growth, placing a greater reliance on new products which historically have been a weak point for the company and not supported appropriately by marketing. Lehman Brothers observed that the company is already several years into executing similar initiatives to what Peltz is recommending, but the results produced were not as positive as the company had initially hoped.

Bear Stearns was impressed by management’s commitment to cost cutting and marketing, yet given the mixed history of previous restructuring efforts, unsure if its plan could work. Citing the differences between goals and reality in previous restructuring efforts, Bear Stearns questioned whether, until the company and Johnson achieve what they set out to do, there would remain some doubt in investors’ minds, Bear Stearns found that under either plan, the company has the potential to be much more efficient and return more cash to shareholders but it questioned whether the company would have formulated its

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plan had Peltz not pressed for it. Perhaps the most striking criticisms came from Credit Suisse, which stated, “The management team has failed to deliver on promises. Heinz is now undergoing its fifth major restructuring program since 1997, none of which have produced the faster growth promised by management.”

Compensation: The average three-year compensation paid to the CEO is 36% above the median paid to CEOs at peer companies and the average three-year compensation paid to the other named executives is 18% below the median paid to executives at peer companies.

The company’s executive compensation appears reasonable given its financial performance relative to peers, although we believe the board should more closely tie CEO pay to key performance metrics such as shareholder return.

Summary

While we recognize that the board and management have taken certain actions to address long-term performance, our primary concern rests with the current board’s willingness to “hold management’s feet to the fire.” Whether deemed separate restructurings or not, the company has certainly undergone a number of significant changes in the past eight years, and although the success of these restructurings and divestitures can be argued at length, there seams to be a lack of faith in management’s ability to aggressively execute its plans and the board to oversee it.

As discussed above, based on our financial analysis, the company is not underperforming relative to its peer group; however, our primary concern (and that of Trian’s as well) is in regards to the scope of the board’s oversight of management with respect to the continued restructurings. Although we do not necessarily agree with Peltz’s belief that the board is “clubby,” we do question management’s ability to effect its own plan and the board’s willingness to hold management accountable for any future lackluster performance and shareholder returns.

As discussed above, the company has committed to improve its board accountability through a number of governance changes including adopting majority voting and adding two additional independent directors with specific experience the food, packaging and consumer marketing industries as well as international and deal-making experience over the next two to three months. We will closely monitor these proposed actions, though we believe some—such as adopting majority voting--could have been presented for a shareholder vote at this year’s annual meeting to enhance board accountability at the 2007 annual meeting. Overall, while we view these changes positively, we are concerned that many of these changes, including aspects of Heinz’s recent strategic plan (such as cost cutting goals) appear to have been prompted primarily as a result of activist pressure.

We believe that both management’s current strategic plan and Trian’s action plan call for significant change and improvement to the company’s overall operating structure; they are generally the same directionally. It appears that management and the dissidents agree that the company can achieve significant cost reductions; just how much the company can trim is a major sticking point. Based on our analysis, the board’s current strategy appears to be more widely accepted by industry analysts as realistic. It also appears that many of the ideas that Trian has brought to the table have essentially been adopted by Heinz management, admittedly with somewhat less aggressive and perhaps more realistic targets. Where our concern lies, however, is in the board’s resolve to keep management on track in its continued execution and progress on the company’s two-year strategic plan and, ultimately, enhancing long-term shareholder value.

Another concern to us is the board and management’s apparent reluctance to work with the company’s second largest shareholder to reach a settlement or perhaps work to recommend a qualified independent nominee that both Trian and management can agree upon. We believe that the board should acknowledge that Peltz has raised a number of questions and brought to focus legitimate concerns regarding the company’s long-term prospects. We also believe that these actions deserve more attention from the board, other than dismissing Peltz as a corporate raider and short-term investor without a true understanding of the company’s global operations.

We believe this proxy contest essentially comes down to not only the ability of management to execute company strategy going forward, but the board’s ability to hold management accountable should it not execute. We acknowledge that Peltz and Trian have been a powerful catalyst for change at Heinz and that shareholders have already realized the fruits their efforts due to the significant slack price movement over the past six months. As such, it appears that market forces concur that shareholders would benefit from a change. At the same time, it is unclear to us that putting the entire Trian slate of nominees on the board would add much further value to what they have already brought to the table and there is a clear risk of a badly divided and dysfunctional board should the entire dissident slate be elected. Hence we believe that adding Nelson Peltz alone to the board, as a watchdog and significant shareholder, may be the best compromise to allow the Heinz management to carry out a strategic plan while, at the same time, installing perhaps a greater measure of accountability for management’s execution of that plan on the Heinz board. We believe that the Heinz board has been overly reactive to events and should take a more proactive role going forward on issues such as governance reforms and holding management accountable for operating performance and delivering value to shareholders.

Rationale/Conclusion:

We believe that the Trian Group has demonstrated and argued that the board should address the company’s lackluster performance and shareholder returns in a more efficient and accountable manner. As such, we believe that a change in the boards composition particularly the addition of Nelson Peltz would effect discussions to promote questioning of management’s operating plans and challenge management to consider all strategic alternatives available to in order to carry

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out its business plan and increase long-term shareholder value.

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Shareholder

2    Repeal Bylaw Amendments Adopted by Board
PROXY Governance Vote Recommendation: FOR

Proposal:

To repeal any provisions and/or amendments of the bylaws adopted unilaterally by the board after June 12, 2002 and before any of the Trian Group’s nominees join the board, it elected.

This proposal does not appear on management’s proxy card.

Proponent:

Trian Fund Management. L.P.

Shareholder View:

Titan believes that in order to ensure that the will of shareholders with respect to this proxy solicitation is upheld, no effect should be given to any provision or amendment to the bylaws unilaterally adopted by the board after June 12, 2002, Shareholders are being asked to adopt a resolution that would repeal any provision of the bylaws to ensure that the board does not adopt prohibit or impede the Trian nominees from being elected,.

Management View:

The company notes that since June 12, 2002, there have been no bylaw amendments and therefore, this proposal is currently moot. Further, the company has no current intention to amend the bylaws prior to the annual meeting or the addition of the Trian’s nominees to the board, if elected. If no bylaw amendments are adopted between the date of this definitive proxy statement and the annual meeting, the company intends to rule this proposal out of order at the annual meeting, as it would have no effect, even if passed. However, if at the time of the annual meeting, there have been amendments to the company’s bylaws adopted by the board and not the shareholders, the company intends to allow this proposal to be voted on at the annual meeting.

Analysis:

The dissidents have put forth this proposal to prevent actions by the current directors to negatively impact their ability to be elected to the board. Although the board states that it has not amended the bylaws without shareholder approval since June 12, 2002 we believe that this proposal provides an additional assurance that no changes will be made prior to the annual meeting.

Rationale/Conclusion:

Given that we support the election of Nelson Peltz to the board, we support this proposal.

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Management

3 Ratify Appointment of Auditors - Pricewaterhousecoopers LLP
PROXY Governance Vote Recommendation FOR

Proposal:

The Audit Committee has selected PricewaterhouseCoopers LLP as the company’s independent auditors for the next fiscal year.

Analysis:

Barring circumstances where there is an audit failure due to the auditor not following its own procedures or where the auditor is otherwise complicit in an accounting treatment that misrepresents the financial condition of the company, PROXY Governance recommends the company’s choice of auditor. PROXY Governance believes that concerns about a corporation’s choice of auditor and the services performed (e.g., high non-audit fees) should be directed through withheld votes from the

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members of the audit committee, which is responsible for retaining and compensating the auditor.

We note that PricewaterhouseCoopers LLP has served as the company’s outside auditor since 1979. Given this lengthy tenure, the Audit Committee report or charter should disclose the committee’s policies and process for periodically evaluating the audit firm.

Rationale/Conclusion:

We believe that, in this circumstance, the board/audit committee should be accorded discretion in its selection of the auditor.

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©2006 by PROXY Governance Inc.™ All Rights Reserved. The information contained in this proxy analysis is confidential for internal use only in accordance with the terms of the subscriber’s subscription agreement, and may not be reproduced or redistributed in any manner without prior written consent from PROXY Governance, Inc. All information is provided “as is” and without any warranty to accuracy, is not intended to solicit votes, and has not been submitted to the Securities and Exchange Commission for approval. This information should not be relied on for investigation or other purposes.

Proponent’s and issuers written about in PROXY Governance research reports may be subscribers to PROXY Governance’s proxy voting and/or research services. Although PROXY Governance often confers with both proponents and issuers to ensure the accuracy of data, and to obtain an in-depth understanding of matters and positions, neither proponents nor issuers are involved in the preparation of the report or voting recommendations and PROXY Governance independently prepares such reports and recommendations.

ANNEX B

CtW Investment Group

	1900 L Street NW, Suite 900	330 W. 42nd Street, Suite 900
	Washington, DC 20036	New York, NY 10036
	(202) 721-0660	(212) 290-0305

August 3, 2006

Dear Fellow Heinz Shareholder:

H. J. Heinz Company shareholders will have the responsibility to decide between competing slates of director nominees at the company’s shareholder meeting on August 16, 2006. After an extensive due diligence process and review of the facts, I write on behalf of the CtW Investment Group to urge you to vote your WHITE proxy card in favor of the 12 Heinz nominees, and against the five directors nominated by the Trian Group.

The CtW Investment Group works with benefit funds sponsored by unions affiliated with Change to Win, an alliance of seven unions representing 6 million workers. These funds have over $180 billion in assets and are substantial long-term Heinz shareholders. On July 20th we hosted a forum to which we invited pension funds, investment managers, and proxy voters to meet separately with members of both slates. Since our July 20th investor forum, we have continued our dialogue with the Heinz board regarding their director recruitment effort and also have spoken with Trian nominee Michael Weinstein, who has marketing experience in the branded beverage industry and was not present at our forum.

We appreciate the efforts the Trian group has made to raise serious concerns regarding Heinz’s past performance and the ability of its current management team to implement the changes needed to deliver shareholder value in the future. Trian’s trenchant critique of Heinz has clearly focused Heinz management on improving our company’s governance and performance, and has therefore already benefited shareholders. But to win our support, Trian would need to do more than critique the incumbents: they would need to persuade us that their plan and their nominees would better serve long-term shareholders than would the incumbents.

In our view, the Trian nominees failed to demonstrate that they are better qualified to build shareholder value. They have neither put forward a credible business plan to create long-term value nor demonstrated a commitment to corporate governance practices that will protect the interests of all shareholders. In short, while we believe the Heinz board would benefit from additional independent directors, the Trian nominees are the wrong choice.

We base our decision on the following:

Trian’s plan to increase Heinz’s already high leverage to fund dividends and share buybacks will increase risk, jeopardize its investment grade debt ratings and limit its ability to upgrade its capital base.

•	S&P recently cut its ratings on Heinz debt and said it may cut them again, citing management’s new and more aggressive debt policies, policies that are far less aggressive than Trian now proposes. S&P further warned that “A successful election of [the Trian nominees] would likely further strain financial policy.”

•	In a recent report to clients, Credit Suisse noted that “Heinz’s capital expenditures have been close to half that of the industry averages and may at some point require higher reinvestment.” Ironically, one of Trian’s central critiques of Heinz management has been that Heinz has failed to reinvest in its business, but taking on further debt to finance short term payouts to shareholders can only make long-term reinvestment more difficult.

We share the consensus view among independent analysts that Trian’s business plan, which calls for aggressive cost reductions, is unrealistic. Like many of these analysts, we are further concerned that Trian’s proposed cuts would harm Heinz’s sales and earnings.

•	Credit Suisse believes “Trian’s promises are not achievable” and its “extremely aggressive targets may ultimately only lead to a greater level of disappointment for investors.” Deutsche Bank questions “the magnitude of various assumptions” in the Trian plan.

•	JP Morgan cautions that Heinz’s SG&A to sales ratio “is within the industry average, and hefty cut backs could put it at risk in an environment where others do not make the same move.” Similarly, Prudential Equity Group “question[s] the ability of Mr. Peltz to cut trade promotions without seeing a materially negative impact on sales.”

We believe the Trian nominees will act in the best interests of Trian, and that given Trian’s investment time horizon and appetite for risk, its interests may diverge form those of long-term Heinz shareholders. The governance practices of Triarc, to which Trian nominees Nelson Peltz and Peter May are affiliated, reinforce this concern.

•	As Mr. Peltz readily acknowledges, the Trian slate is comprised of business partners, family members and personal friends. In light of these conflicts, we found his dismissive comment regarding the importance of director independence during our forum especially troubling. Specifically, in response to a question regarding the independence of the Trian nominees, both from Heinz and from each other, Mr. Peltz essentially said that he did not believe director conflicts mattered so long as the share price rose strongly.

•	Pension funds and other long-term shareholders have lost billions of dollars in companies in which conflicted boards approved legal, but risky business strategies and accounting practices that sought to boost the share price in the short-term, only to see those gains evaporate after the insiders cashed out their options and shares.

Given their proposed business plan, we have similar concerns that, if elected, the Trian nominees would pursue strategies in the best interests of Trian and not those of Heinz or its long-term shareholders.

•	In addition to the very low corporate governance ratings given to Triarc by Institutional Shareholder Services (21.5) and The Corporate Library (“F”), two other independent proxy voting advisors—Glass Lewis and Proxy Governance—recommended that Triarc shareholders withhold votes from various directors at the company’s 2006 annual meeting due to concerns with director conflicts of interest and excessive executive compensation, respectively.

In contrast, the Heinz nominees have made a compelling case for shareholder support predicated on a detailed, credible business plan that does not alter the company’s risk profile and a commitment to add two independent directors with packaged food industry experience and unimpeachable leadership credentials. They have also adopted additional corporate governance reforms, including a majority vote standard for uncontested director elections; that will better enable shareholders to hold the board accountable going forward. We believe the board expansion efforts proposed by the Heinz board represent the best opportunity to add the kind of independent directors with the marketing and public company leadership and board experience that Heinz sorely needs.

Nelson Peltz and his fellow Trian nominees are asking for your support in order to hold the Heinz board and management accountable for underperformance. In fact, this election is about far more than accountability, it is about the effective functioning of the Heinz board, the strategic direction and risk profile of our company, and the interests of stakeholders including long-term shareholders and employees.

As a shareholder you must, of course, make your own independent evaluation of the pros and cons before voting in this important election. We believe, however, that once you have performed that independent evaluation of the facts, that you will come to the same conclusion that we have. Based on our due diligence, concerns with the Trian nominees and their business plan, and the company’s commitment to add the kind of independent directors who will help create value for all shareholders, we urge you join us in voting for the 12 Heinz nominees on the White Card.

Sincerely,

/s/ William Patterson

William Patterson
Executive Director

This is not a proxy solicitation and no proxy cards will be accepted. Please DO NOT send your proxy card to the CtW Investment Group.